West Fraser 2024 Annual Report Exhibit 99.5

Contents Message From our President and CEO: Delivering Results in Challenging Markets 2 Welcome to West Fraser 4 About West Fraser 5 Business Strategy 5 Our Operations 6 Mill Spotlight 8 Our Products 10 Financial Highlights 12 Financial Performance 14 Management’s Discussion and Analysis 17 2024 Audited Statements 80 Consolidated Financial Statements 80 Appendix 126 Directors and Officers 127 Glossary of Key Terms 128 Forward-Looking Statements 128 Corporate Information 129

2024 Annual Report | 1

West Fraser strives to be the premier renewable wood products producer in the world. Our strategy is to focus on being low cost while maintaining a strong balance sheet and reinvesting in our mills to ensure we remain competitive throughout the business cycle. In 2024, West Fraser faced challenging North American lumber markets while demand for our engineered wood products in North America remained more robust. West Fraser achieved 2024 sales of nearly $6.2 billion and Adjusted EBITDA1 of $673 million, representing 11% of sales. Our capital allocation strategy saw $487 million of capex invested back into the business and we returned significant capital to shareholders, paying $101 million in dividends and repurchasing $140 million of our shares. We closed out the year with nearly $1.7 billion in available liquidity, positioning us to continue to invest in our company and to take advantage of opportunities in 2025 and beyond. Advancing our Safety Culture Everything we do begins with our commitment to the health and safety of our people and those working at our sites. In 2024, we achieved the lowest recorded rates of overall hand injuries and saw a 33% decrease in life-altering injuries. Notwithstanding these improvements, we also saw an increase in our serious injuries rate and a contractor was fatally injured in March 2024 at one of our Canadian operations. While the learnings from the investigation of that incident have been widely shared and new contractor safety practices embedded in the company, the tragic incident serves as a stark reminder that safety must remain at the forefront of everything we do. The most important job we have in West Fraser is to make sure that we drive improvement in every facet of our safety systems and culture that enables everyone on our sites to go home healthy and safe every day. Further improving our safety program remains our top priority in 2025. Building the Value of our Company Over 2024, we continued optimizing our asset portfolio, completing the divestiture of three of our four pulp mills. A strategic performance review of our North American lumber segment led to the indefinite curtailment of two sawmills and the permanent closure of two others due to regional constraints in accessing economically viable fibre and a weak commodity price environment. These actions improve our company for the long-term and align with our strategic vision by transitioning production to lower-cost mills – that not only operate with better long-term fibre supply but where modernization-focused capital investments have been concentrated. A Leading Lumber and Engineered Wood Producer Despite near-term challenges, we remain optimistic about the long-term outlook for lumber, given the projected demand for the North American housing market. Our access to economical fibre, strategic proximity to key market centres and the geographic diversification of our production position us well to meet future demand. In 2024, 48% of West Fraser lumber was produced in the U.S. South, 30% in Alberta and 22% in British Columbia. We continued executing our modernization strategy in 2024, focusing on safety, productivity, reliability and environmental performance. Construction is nearing completion at our $275 million redevelopment project at our Henderson, Texas site, with start-up expected in summer 2025. 1) Adjusted EBITDA is a Non-GAAP financial measure. Refer to the “Non-GAAP and other specified financial measures” section of our 2024 MD&A included in this Annual Report. Message From our President and CEO: Delivering Results in Challenging Markets

2024 Annual Report | 3 Our North American engineered wood products segment, including oriented strand board (OSB) and other wood-based panels such as plywood, delivered strong performance in 2024, generating $744 million in EBITDA. We continue ramping up production at our Allendale, South Carolina, mill that started up in June 2023 and is anticipated to undergo an up to three-year ramp-up curve. We expect our overall OSB platform to be better and lower cost when the modern Allendale facility is operating at targeted production levels. In Europe, demand for our panel products continued to be soft in 2024 and we expect a fairly measured market recovery in the region over the near-term. However, we also believe our well capitalized, low-cost engineered wood products business remains well positioned, with a leading market position in the U.K. and a strong capability to serve European customers. Across all our business segments, we are making investments to reduce operating costs, including energy. In October, our solar energy installation at our New Boston, Texas, sawmill, came online, providing an onsite source of power to deliver both cost savings and environmental benefits that align with West Fraser’s 2030 GHG reduction targets. Producing Responsibly We are progressing with our sustainability strategy, including advancing meaningful Indigenous Relations through long-term fibre supply and forest management agreements. A key milestone was the agreement signed with Lake Babine Nation’s forestry company, targeting long-term fibre supply for our mill in Smithers, B.C., and recognizing the Nation’s role as the resource steward in its traditional territory. These arrangements remain subject to approval of the Government of B.C. which we are hoping to receive in early 2025. Advancements in resource management and responsible sourcing include our Sustainable Forest and Wood Procurement Policy implemented in 2024. This policy provides a company-wide, cohesive approach that outlines our principles for the sustainable, responsible management of one of our most valued resources: our forests. Investing in People We prioritize the health and well-being of our employees. In 2024, we launched corporate-wide health and wellness initiatives, with a particular focus on mental health. In May, we marked our first West Fraser ‘Go Green Day’ to raise awareness and encourage conversations to break down mental health stigmas. Our support extended to the primarily rural communities, in all regions where we operate, with investments in national and local agencies to enhance access to mental health resources for community members in underserved areas. Looking Ahead I am incredibly proud of everything we accomplished in 2024 on a path to further strengthen West Fraser and drive long-term shareholder value. I would like to thank our Board of Directors for their strategic guidance, as well as each of our nearly 10,000 employees whose perseverance, diligence and commitment to our core values – including teamwork and competitiveness – defined our 2024 performance. As we look to the future, we continue to focus on new, innovative ways to lower cost and improve our competitive position that ensures resilience in the face of market uncertainties and commodity price fluctuations. We remain committed to this continuous improvement and meeting the evolving needs of our customers while delivering value for our shareholders. Sean McLaren President and Chief Executive Officer

Welcome to West Fraser

2024 Annual Report | 5 We make renewable wood‑based building products for the world, contributing to a more sustainable future. West Fraser was founded 70 years ago in Quesnel, British Columbia, by three brothers — Sam, Bill and Pete Ketcham — who pooled their resources to buy a small planing mill with 12 employees. Today, West Fraser is one of the world’s largest producers of renewable wood-based building products. With more than 50 facilities in Canada, the United States, the United Kingdom and Europe, West Fraser produces lumber, engineered wood products (oriented strand board, laminated veneer lumber, medium-density fibreboard, plywood and particleboard), pulp, newsprint, wood chips and other residuals, while promoting sustainable practices across its operations. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. We aim to develop and maintain: • Excellence in performance and people • Leadership in our field • Challenge and satisfaction • Responsibility in communities in which we work • Profitability • Growth About West Fraser Business Strategy Our business strategy focuses on profitability and excellence in people, driven by three key elements. Focusing on being low cost Makes us competitive against other producers. This means always working as a team and finding innovative ways to control and reduce our costs. Maintaining a strong balance sheet Ensures we remain well-positioned to pursue opportunities to grow. Reinvesting our profits into the business Strengthens our operations for long-term business sustainability.

32 Lumber Mills 15 OSB Mills 9 Engineered Wood Mills 2 Pulp & Newsprint Mills ~10,000 Employees Our Operations 50+ facilities in Canada, the United States, the United Kingdom and Europe West Fraser as of Dec 31, 2024

2024 Annual Report | 7 Quesnel Vancouver British Columbia Alberta Edmonton Toronto Ontario Minnesota Quebec Memphis Greenville Texas Arkansas Louisiana Mississippi Tennessee Alabama Florida Georgia South Carolina North Carolina Cowie United Kingdom Belgium Locations Corporate Office Lumber OSB MDF, Particleboard Plywood Veneer & LVL Pulp & Newsprint

Mill Spotlight West Fraser operates over 50 world-class facilities, each committed to safety, efficiency, reliability and environmental responsibility. We’re proud to highlight our Allendale OSB mill and our dedicated employees for their contributions to delivering high-quality OSB products to meet our customers’ diverse needs. Located in Fairfax, South Carolina, the Allendale OSB mill has been in the West Fraser family since it was acquired in December 2021. Upon purchase, West Fraser began a capital modernization program of ~$80 million to upgrade the facility. It had been idled by the previous owner since 2019. Start up began in June 2023 and the mill is on track for its up to three-year, ramp up period. Once fully optimized, West Fraser envisions Allendale being one of the lowest cost mills in the company’s OSB portfolio, reinforcing our commitment to operational excellence and a competitive market position. 700 MMsf Capacity (3/8 basis) 135 Employees

2024 Annual Report | 9

LVL Header Framing Lumber OSB Webstock Decking (Treated Lumber) Roof Trusses (Framing Lumber) Rimboard Roof Sheathing (OSB / Plywood) Lumber Plates Wall Sheathing (OSB / Plywood) Sub-Flooring (OSB / Plywood) MDF (Trim & Cabinets) From Frame to Finish Whether building, finishing or renovating, our renewable wood products offer the strength, beauty and efficiency modern construction demands. From structural components and roof sheathing to decking and interior finishes, West Fraser provides high‑quality solutions for every part of the home. Our Products

2024 Annual Report | 11 Our Wood Products Spruce Pine Fir (SPF) is a species mix that includes Engelmann spruce, white spruce, hybrid white spruce, lodgepole pine and subalpine fir. This lumber is lightweight, easily worked, takes paint well, holds nails well and exhibits small knots. Plywood is made from multiple layers, or ply, of softwood veneer glued together with the grain of each layer perpendicular to adjacent layers. Plywood panels have superior dimensional stability, two-way strength and stiffness properties and an excellent strength-to-weight ratio. Particleboard is a non-structural engineered wood panel produced by pressing recycled wood fibre to create a product with a consistent, pristine surface that caters to many everyday applications such as furniture or cabinets. HiLine® Treated is wood pressure- treated with a preservative that uses innovative micronized pigment technology to achieve a warm, natural brown tone. Our advanced treatment process, combined with a high- quality, consistent substrate, delivers exceptional value for a variety of outdoor building applications. Oriented Strand Board (OSB) is a versatile structural wood panel. Used in roofs, walls and floor applications, OSB makes use of wood that may not otherwise have commercial value, which helps to maximize forest utilization. Medium-Density Fibreboard (MDF) is an engineered non-structural wood panel made from 100% western white softwoods that have a consistent light sandy colour. The purity and long fibre allow the finishing to fit a variety of interior applications. Southern Yellow Pine (SYP), known for its strength and durability, grows in the southern United States from Virginia to Florida and west to Texas. SYP lumber is a versatile product used in a variety of applications. Laminated Veneer Lumber (LVL) is manufactured primarily for structural framing in residential and commercial construction. LVL is made from rotary-peeled veneers bonded together under heat and pressure into large panels that are cut into a range of widths.

Financial Highlights Achieved $6.2 b in sales Returned $101 m in dividends Delivered $673 m Adjusted EBITDA, representing 11% of sales Available $1.69 b of liquidity at year-end, including $641 m of cash Invested $487 m in capital to maintain and improve the business Rated Investment Grade by three leading rating agencies Repurchased $144 m worth of shares

Why Wood

Wood products have lower embodied carbon compared to many other building materials. Responsibly sourced wood products provide additional climate benefits by sequestering atmospheric carbon during tree growth. The stored carbon in wood products, coupled with sustainable forest management and appropriate end-of-life management, all contribute to wood products having a positive impact to climate.[2]

2024 Sales by Business Segment to External Customers
in millions of U.S. dollars. Percentages may not total 100% due to rounding.


European Engineered Wood Products
7%
$453
Lumber
41%
$2,550
Pulp & Paper
6%
$378
North American Engineered Wood Products
45%
$2,794
$6.2 b
Total Sales

2) Think Wood. (2022). Basics of wood's carbon footprint (Fact Sheet No. 422-TW-0033). Think Wood. thinkwood.com

2024 Annual Report | 13

Financial Performance Five-Year Financial Review (in millions of United States dollars, except where indicated) 2024 2023 2022 2021 2020 Earnings Sales 6,174 6,454 9,701 10,518 4,373 Cost of product sold (4,333) (4,685) (5,142) (4,645) (2,559) Freight and other distribution costs (815) (894) (963) (846) (529) Export duties, net1 (72) (8) (18) (146) (57) Amortization (549) (541) (589) (584) (203) Selling, general and administration (282) (307) (365) (312) (185) Equity-based compensation (14) (25) (5) (40) (9) Restructuring and impairment charges (102) (279) (60) — — Operating earnings 7 (284) 2,559 3,945 831 Finance income (expense), net 34 51 (3) (45) (27) Other income (expense) (2) 5 37 (2) (14) Tax recovery (provision) (43) 61 (618) (951) (202) Earnings (5) (167) 1,975 2,947 588 Adjusted EBITDA2 673 561 3,212 4,569 1,043 Cash flows from operating activities 661 525 2,207 3,552 968 Capital expenditures 487 477 477 635 180 Financial position Current assets 1,837 2,377 2,749 3,217 1,336 PPE & timber licenses 4,200 4,211 4,333 4,468 2,029 Goodwill & other intangibles 2,180 2,307 2,358 2,440 591 Export duty deposits3 408 377 354 242 178 Other assets 129 137 175 58 35 Deferred income tax assets 7 6 4 8 9 Total assets 8,760 9,415 9,973 10,433 4,178 Current liabilities 734 750 792 1,206 528 Long-term debt (including current portion) 200 499 499 499 500 Other liabilities 264 260 268 360 408 Deferred income tax liabilities 609 683 795 712 264 Shareholders' equity 6,954 7,223 7,619 7,656 2,478 Total liabilities & equity 8,760 9,415 9,973 10,433 4,178 Adjusted EBITDA2 in millions of U.S. dollars Sales in millions of U.S. dollars Cash flows from operating activities in millions of U.S. dollars 5,00011,000 4,0008,800 4,000 3,0006,600 3,000 2,0004,400 2,000 1,0002,200 1,000 00 0 20202020 202020212021 202120222022 202220232023 202320242024 2024

2024 Annual Report | 15 2024 2023 2022 2021 2020 Per common share (dollars) Basic EPS (0.06) (2.01) 21.06 27.03 8.56 TSX Price range (CAD): High 141.27 121.66 132.91 124.74 86.50 Low 100.84 88.61 89.95 73.30 21.60 Close 124.55 113.36 97.77 120.68 81.78 NYSE Price range: High 102.40 91.44 102.96 97.59 n/a Low 73.91 64.11 68.75 61.36 n/a Close 86.55 85.58 72.29 95.36 n/a Cash dividends declared per share 1.26 1.20 1.15 0.76 0.59 Shares outstanding at year-end ('000s) 79,988 81,721 83,555 105,929 68,679 Ratios Return on capital employed 0% -3% 28% 61% 25% Net debt to capitalization -6% -5% -9% -16% 2% Number of employees at year-end 9,689 10,771 11,056 10,928 8,115 Shipments SPF Lumber (MMfbm) 2,835 2,711 2,705 3,176 3,214 SYP Lumber (MMfbm) 2,582 2,882 3,036 2,649 2,861 NA OSB (MMsf 3/8" basis) 6,629 6,380 6,006 5,674 — EU OSB (MMsf 3/8" basis) 1,100 1,023 977 1,010 — 1. Export duties for 2024 are net of a $32 million expense related to the USDOC finalization of the duty rates for the AR5 POI dated January 1, 2022 to December 31, 2022. Export duties for 2023 are net of a $62 million recovery related to the USDOC finalization of the duty rates for the AR4 POI dated January 1, 2021 to December 31, 2021. Export duties for 2022 are net of a $81 million recovery related to the USDOC finalization of the duty rates for the AR3 POI dated January 1, 2020 to December 31, 2020. Export duties for 2021 are net of a $55 million recovery related to the USDOC finalization of the duty rates for the AR2 POI dated January 1, 2019 to December 31, 2019. Export duties for 2020 are net of a $95 million recovery related to the USDOC finalization of the duty rates for the AR1 POI dated April 28, 2017 to December 31, 2018. 2. Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of our 2024 Management’s Discussion & Analysis for more information on this measure. Effective January 1, 2022, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA. 3. Export duty deposits for 2022 include export duty receivable of $81 million for the AR3 POI dated January 1, 2020 to December 31, 2020. Export duty deposits for 2021 include export duty receivable of $55 million for the AR2 POI dated January 1, 2019 to December 31, 2019. Export duty deposits for 2020 include export duty receivable of $95 million for the AR1 POI dated April 28, 2017 to December 31, 2018. SPF Lumber shipments in MMfbm SYP Lumber shipments in MMfbm NA OSB shipments in MMsf 3/8" basis EU OSB shipments in MMsf 3/8" basis 4,000 3,000 5,250 2,000 1,000 0 2020 2021 2022 2023 2024 4,000 3,000 2,000 1,000 0 2020 2021 2022 2023 2024 7,000 3,500 1,750 0 2020 2021 2022 2023 2024 1,200 800 400 0 2020 2021 2022 2023 2024

MANAGEMENT’S DISCUSSION & ANALYSIS INTRODUCTION This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the year and three months ended December 31, 2024 should be read in conjunction with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 (the “Annual Financial Statements”). The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending on December 31. References to the year ended December 31, 2024 and the fourth quarter of 2024 relate to the period between September 28, 2024 and December 31, 2024. Unless otherwise indicated, the financial information contained in this MD&A is derived from our Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”. This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-Looking Statements” below for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at February 12, 2025 unless otherwise indicated. OUR BUSINESS AND STRATEGY West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals. As at December 31, 2024, our business is comprised of 32 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills. Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner. The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us. - 1 - 2024 Annual Report | 17 Management’s Discussion and Analysis

We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders. RECENT DEVELOPMENTS Markets In North America, new home construction activity in the U.S. is a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.50 million units in December 2024, with permits issued averaging 1.48 million units. U.S. housing starts are projected to be 1.36 million units for full year 2024, subject to final revisions, which is down slightly from 1.42 million units in 2023. New housing construction continues to show signs of stabilizing at levels moderately above the pre-pandemic housing starts levels of 2019 as consumers continue to manage through an environment of relatively high mortgage rates and housing affordability challenges. Existing home sales have improved somewhat from recent depressed levels but are still historically low owing largely to the lock-in effect with U.S. mortgages. A large cohort of the population entering the typical home-buying age demographic are expected to support longer-term core demand for home construction activity. Further, the U.S. central bank has cut its key lending rate a total of 100 bps in recent months, which has been directionally supportive for housing market demand. However, actual bond yields have failed to ease in-line with these rate cuts as there is a measure of uncertainty surrounding the new U.S. administration’s tariff and other policies that risk creating inflationary effects for U.S. consumers. Notwithstanding these factors, should the economy and employment slow more meaningfully, interest rates remain higher for longer or housing prices not adjust sufficiently lower to offset relatively elevated mortgage rates, housing affordability could continue to be adversely impacted, reducing near-term demand for new home construction and thus near-term demand for our wood-based building products. In the fourth quarter, demand for our products used in repair and remodelling applications remained somewhat subdued, which is consistent with the relative year-over-year price outperformance of SPF versus SYP in the quarter. While there is risk that historically low rates of existing home sales will keep downward pressure on short-term repair and remodelling demand, over the medium and longer term, an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand. Regarding lumber supply fundamentals, several new capacity announcements in the U.S. South in recent years have not translated into an increase in overall North American supply. Rather, a significant offset to these new projects has been the capacity contraction within other key lumber producing regions of North America, including in the U.S. South where costs are generally lower but are also varied and depend on fibre supply, mill modernization levels and labour reliability. In particular, the U.S. South has seen a number of announcements in recent quarters of less competitive mills in the region being permanently or indefinitely curtailed. It is also noteworthy that due to lengthy lumber supply chains, particularly for SPF products being transported by rail from Western Canada, the impact of facility closures in that region can take several weeks or months before the supply effects are realized by the market. Lower demand from offshore markets for North American lumber is also a continuing factor, resulting in more domestically produced lumber remaining in the continent. Imports of lumber from Europe remain below the elevated levels experienced in early 2023. However, should these imports head materially higher again, the rebalancing of supply and demand for lumber products in North America could experience an even further extended time to recovery. A number of OSB mill greenfield and re-start projects have been announced in recent years, although meaningful new supply has been slow to come to market. While some of the announced mill projects are apt to be completed and begin production in the medium term, we continue to see meaningful constraints to significant new available OSB supply over the near term. However, should new OSB supply come to market sooner or production ramp more quickly than is typical for mill start-ups, OSB markets may experience a period of oversupply imbalance. Export Duties On December 9, 2024, the USDOC issued a tolling notice extending the deadlines for certain ADD and CVD proceedings, including softwood lumber, of up to 90 days. This extension affects the AR6 preliminary and final determination deadlines for both ADD and CVD cases. The preliminary determination decision for AR6 ADD and CVD were initially anticipated to - 2 -

be published February 6, 2025. The preliminary determination decision for AR6 ADD is now anticipated to be published February 20, 2025, and the preliminary determination decision for AR6 CVD is now anticipated to be published May 7, 2025.

Tariffs

On February 1, 2025, the new U.S. administration issued an executive order directing the United States to impose new tariffs on imports from Canada to take effect on February 4, 2025. The tariffs are an additional 25% rate of duty on all imports from Canada except Canadian energy resources exports, which are subject to a 10% tariff. On February 3, 2025, it was announced that the implementation of these tariffs would be paused for a 30-day period. The actual impact of these tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available.

ANNUAL RESULTS

Summary Annual Results ($ millions, except as otherwise indicated)		2024	2023	2022
Earnings				
Sales	$	6,174 $	6,454 $	9,701
Cost of products sold		(4,333)	(4,685)	(5,142)
Freight and other distribution costs		(815)	(894)	(963)
Export duties, net		(72)	(8)	(18)
Amortization		(549)	(541)	(589)
Selling, general and administration		(282)	(307)	(365)
Equity-based compensation		(14)	(25)	(5)
Restructuring and impairment charges		(102)	(279)	(60)
Operating earnings (loss)		7	(284)	2,559
Finance income (expense), net		34	51	(3)
Other income (expense)		(2)	5	37
Tax recovery (provision)		(43)	61	(618)
Earnings (loss)	$	(5) $	(167) $	1,975
Adjusted EBITDA[1]	$	673 $	561 $	3,212
Basic earnings (loss) per share ($)		(0.06)	(2.01)	21.06
Diluted earnings (loss) per share ($)		(0.07)	(2.01)	20.86
Cash dividends declared per share ($)		1.26	1.20	1.15
Total assets		8,760	9,415	9,973
Long-term debt, non-current		—	199	499
Long-term debt, total		200	499	499

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

In 2024, our revenues were $6,174 million and we incurred a loss of $5 million, or $(0.07) of diluted loss per share. This compares with revenues of $6,454 million and loss of $167 million, or $(2.01) of diluted loss per share, in 2023, and revenues of $9,701 million and earnings of $1,975 million, or $20.86 of diluted earnings per share, in 2022. Our 2024 results were impacted primarily by higher OSB pricing, lower input costs, improved results from our pulp & paper segment following the pulp mill disposals, and lower restructuring and impairment charges, offset in part by lower SYP lumber pricing and the impact of retroactive export duty adjustments relating to prior periods.

2024 Annual Report | 19

Discussion & Analysis of Annual Results by Product Segment

Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)		2024	2023
Sales			
Lumber	$	2,280 $	2,436
Wood chips and other residuals		250	287
Logs and other		62	71
		2,592	2,794
Cost of products sold		(2,080)	(2,215)
Freight and other distribution costs		(382)	(405)
Export duties, net		(72)	(8)
Amortization		(192)	(185)
Selling, general and administration		(142)	(164)
Restructuring and impairment charges		(28)	(137)
Operating loss		(303)	(319)
Adjusted EBITDA[1]	$	(82) $	2
Capital expenditures	$	312 $	253
SPF (MMfbm)			
Production		2,799	2,687
Shipments		2,835	2,711
SYP (MMfbm)			
Production		2,545	2,860
Shipments		2,582	2,882

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure. 2023 Adjusted EBITDA was impacted by a one-time charge of $1 million related to inventory purchase price accounting related to the Spray Lake lumber mill acquisition.

Sales and Shipments

Lumber sales decreased compared to 2023 due primarily to lower SYP product pricing and lower SYP shipment volumes, offset in part by an increase in SPF shipment volumes and SPF product pricing. The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $104 million compared to 2023.

SPF shipment volumes increased from 2023 due primarily to the inclusion of our Spray Lake lumber mill in Cochrane, Alberta and our Western Canada operations being less impacted by wildfire curtailments in 2024 versus 2023. This was offset in part by the closure of our Fraser Lake, B.C. lumber mill in Q2-24.

SYP shipment volumes decreased compared to 2023 due primarily to reductions in production volumes resulting from production curtailments and mill closures, discussed further in the section below.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $22 million compared to 2023.

SPF Sales by Destination	2024 MMfbm	%	2023 MMfbm	%
U.S.	1,703	60%	1,760	65%
Canada	1,025	36%	878	32%
Other	107	4%	73	3%
	2,835		2,711	

We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to Canada increased versus 2023 due primarily to the inclusion of our Spray Lake lumber mill.

Wood chips and other residual sales decreased compared to 2023 due primarily to lower lumber production and decreases in the pricing of chips driven by pulp mill closures in the U.S. South. Logs and other sales decreased compared to 2023 due to reduced availability of logs.

Costs and Production

SPF production volumes increased from 2023 due primarily to the inclusion of production from our Spray Lake lumber mill and the less significant impact from wildfire curtailments in our Western Canada operations in 2024 versus 2023, partially offset by the closure of our Fraser Lake, B.C. lumber mill in Q2-24.

SYP production volumes decreased compared to 2023. In Q1-24, we announced and promptly completed the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and the permanent closure of our Maxville, Florida lumber mill. Further, in Q3-24, we announced the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida. Together, these actions reduced our SYP capacity by approximately 390 million board feet on an annual basis, representing 11% of our capacity at December 31, 2023. In addition, we selectively reduced operating hours and shifts across our SYP manufacturing facilities during 2024. SYP production volumes decreased 11% versus 2023 due to the impacts of these reductions in operating schedules and curtailments and closures. Lower production from locations impacted by curtailments and closures was partially offset by the ramp up of output from our more modern lower cost facilities.

Costs of products sold decreased compared to 2023 due primarily to lower SYP shipment volumes, lower log costs, and lower SPF unit manufacturing costs. This was offset by an unfavourable $14 million variance relating to inventory valuation adjustments, higher SYP unit manufacturing costs, and higher SPF shipment volumes. The unfavourable impact relating to inventory valuation adjustments resulted from 2023 benefiting from a larger release of inventory valuation reserves.

Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.'s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta's stumpage system is correlated to published lumber prices with a shorter time lag.

SPF log costs decreased compared to 2023 due primarily to lower stumpage rates in B.C. and lower purchased log costs.

SPF unit manufacturing costs decreased compared to 2023 due primarily to lower energy costs, repairs and maintenance costs, the impact of replacing production volumes from Fraser Lake lumber mill with lower cost volumes from Spray Lake lumber mill, and the weakening of the CAD against the USD. This was offset in part by higher labour costs.

SYP log costs decreased compared to 2023 as demand for logs moderated. SYP unit manufacturing costs increased compared to 2023 due primarily to the impact of fixed costs incurred during periods of reduced operating schedules as well as higher labour and energy costs. Partially offsetting these cost headwinds were productivity improvements following the indefinite curtailment of operations at our Huttig, Arkansas and Lake Butler, Florida lumber mills and permanent closure of our Maxville, Florida lumber mill. Completing these curtailments and closures resulted in a cost improvement as we replaced higher-cost volumes at these locations with lower-cost production elsewhere in our manufacturing platform.

Freight and other distribution costs decreased compared to 2023 due primarily to lower shipment volumes, favourable changes in customer geography mix, and the weakening of the CAD against the USD.

2024 Annual Report | 21

Export duty expense increased compared to 2023. As disclosed in the table below, prior to consideration of the impact of duty adjustments attributable to finalization of POIs, export duties for 2024 decreased compared to 2023 due primarily to a lower estimated ADD rate, offset in part by higher CVD cash deposit rates and higher pricing. Export duties in 2024 included an expense of $32 million related to the USDOC finalization of AR5 duty rates whereas export duties in 2023 included a recovery of $62 million related to the USDOC finalization of AR4 duty rates.

The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)		2024		2023
Cash deposits[1]	$	(62)	$	(53)
Adjust to West Fraser Estimated ADD rate[2]		22		(17)
Export duties, net		(40)		(70)
Duty recovery attributable to AR4[3]		—		62
Duty expense attributable to AR5[4]		(32)		—
Net duty expense		(72)		(8)
Net interest income on export duty deposits	$	19	$	27

1. Represents combined CVD and ADD cash deposit rate of 8.25% from January 1, 2023 to July 31, 2023, 9.25% from August 1, 2023 to December 31, 2023, 9.25% from January 1, 2024 to August 18, 2024 and 11.89% from August 19, 2024 to December 31, 2024.
2. Represents adjustment to the West Fraser Estimated ADD rate of 2.58% for 2024 and 8.84% for 2023.
3. $62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
4. $32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.

Amortization expense increased from 2023 due to the inclusion of our Spray Lake lumber mill and the completion of certain capital investments in our U.S. operations, offset by the impact of our lumber mill curtailments and closures.

Selling, general and administration costs decreased compared to 2023 due primarily to the impact of lumber mill curtailments and closures described above and changes in the amount of corporate shared service costs allocated to the segment compared to 2023.

Restructuring and impairment charges of $28 million in 2024 related to the permanent closure of our Fraser Lake, B.C. lumber mill and indefinite curtailment of our Lake Butler, Florida lumber mill. Restructuring and impairment charges of $137 million were recorded in 2023, relating primarily to facility closures and curtailments due to availability of economic fibre sources in the U.S. South and B.C.

Operating earnings for the Lumber Segment increased by $17 million compared to 2023 for the reasons explained above.

Adjusted EBITDA for the Lumber Segment decreased by $85 million compared to 2023. The following table shows the Adjusted EBITDA variance for the period. The impact of changes in chip, log, and other revenues is included under Other.

Adjusted EBITDA ($ millions)		2023 to 2024
Adjusted EBITDA - comparative period	$	2
Price		(104)
Volume		22
Changes in export duties		(61)
Changes in costs		101
Impact of inventory write-downs		(14)
Other		(29)
Adjusted EBITDA - current period	$	(82)

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a "mandatory respondent" to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC's AR process for each POI, as summarized in the tables below.

On March 5, 2024, the USDOC initiated AR6 POI covering the 2023 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.

The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI[1,2]		
April 28, 2017 - August 24, 2017	24.12 %	6.76 %
August 25, 2017 - December 27, 2017	— %	— %
December 28, 2017 - December 31, 2017	17.99 %	6.76 %
January 1, 2018 - December 31, 2018	17.99 %	7.57 %
AR2 POI[3]		
January 1, 2019 - December 31, 2019	17.99 %	5.08 %
AR3 POI[4]		
January 1, 2020 - November 30, 2020	17.99 %	3.62 %
December 1, 2020 - December 31, 2020	7.57 %	3.62 %
AR4 POI[5]		
January 1, 2021 - December 1, 2021	7.57 %	2.19 %
December 2, 2021 - December 31, 2021	5.06 %	2.19 %
AR5 POI[6]		
January 1, 2022 – January 9, 2022	5.06 %	6.85 %
January 10, 2022 – August 8, 2022	5.08 %	6.85 %
August 9, 2022 - December 31, 2022	3.62 %	6.85 %
AR6 POI[7]		
January 1, 2023 - July 31, 2023	3.62 %	n/a
August 1, 2023 - December 31, 2023	2.19 %	n/a
AR7 POI[8]		
January 1, 2024 - August 18, 2024	2.19 %	n/a
August 19, 2024 - December 31, 2024	6.85 %	n/a

1. On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2. On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3. On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
4. On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5. On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6. On August 19, 2024, the USDOC issued the final CVD rate for the AR5 POI.

2024 Annual Report | 23

7. The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
8. The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]			
June 30, 2017 - December 3, 2017	6.76 %	1.40 %	1.46 %
December 4, 2017 - December 31, 2017	5.57 %	1.40 %	1.46 %
January 1, 2018 - December 31, 2018	5.57 %	1.40 %	1.46 %
AR2 POI[3]			
January 1, 2019 - December 31, 2019	5.57 %	6.06 %	4.65 %
AR3 POI[4]			
January 1, 2020 - November 29, 2020	5.57 %	4.63 %	3.40 %
November 30, 2020 - December 31, 2020	1.40 %	4.63 %	3.40 %
AR4 POI[5]			
January 1, 2021 - December 1, 2021	1.40 %	7.06 %	6.80 %
December 2, 2021 - December 31, 2021	6.06 %	7.06 %	6.80 %
AR5 POI[6]			
January 1, 2022 - August 8, 2022	6.06 %	5.04%	4.52 %
August 9, 2022 - December 31, 2022	4.63 %	5.04%	4.52 %
AR6 POI[7]			
January 1, 2023 - July 31, 2023	4.63 %	n/a	8.84 %
August 1, 2023 - December 31, 2023	7.06 %	n/a	8.84 %
AR7 POI[8]			
January 1, 2024 - August 18, 2024	7.06 %	n/a	2.58 %
August 19, 2024 - December 31, 2024	5.04 %	n/a	2.58 %

1. On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2. On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3. On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4. On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5. On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI from 6.96% to 7.06% for ministerial errors. This table only reflects the final rate.
6. On August 19, 2024, the USDOC issued the final ADD rate for the AR5 POI. On September 24, 2024, the USDOC amended West Fraser's finalized ADD rate to 5.04% for ministerial errors. The amendment was retroactively applied to August 19, 2024.
7. The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
8. The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Accounting policies for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Appeals

On May 22, 2020, the North American Free Trade Agreement ("NAFTA") panel issued its final decision on "Injury". The NAFTA panel rejected the Canadian parties' arguments and upheld the USITC's remand determination in its entirety.

On August 28, 2020, the World Trade Organization's ("WTO") dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel's decision.

Under U.S. trade law, the International Trade Commission ("ITC") must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a "Sunset Review". On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement ("CUSMA"), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)		**2024**		**2023**
Sales				
OSB	$	2,217	$	1,998
Plywood, LVL and MDF		551		587
Wood chips, logs and other		35		23
		2,803		2,608
Cost of products sold		(1,634)		(1,594)
Freight and other distribution costs		(326)		(329)
Amortization		(284)		(273)
Selling, general and administration		(99)		(96)
Operating earnings		459		316
Adjusted EBITDA[1]	$	744	$	589
Capital expenditures	$	140	$	156
OSB (MMsf 3/8" basis)				
Production		6,661		6,389
Shipments		6,629		6,380
Plywood (MMsf 3/8" basis)				
Production		726		727
Shipments		735		731

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.

2024 Annual Report | 25

Sales and Shipments

Sales increased compared to 2023 due primarily to higher OSB product pricing and OSB shipment volumes, offset in part by lower MDF product pricing.

The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $128 million compared to 2023.

OSB shipment volumes increased from 2023 due primarily to higher production, discussed further in the section below. Plywood shipments were consistent with 2023.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $16 million compared to 2023.

	2024		2023	
NA OSB Sales by Destination	**MMsf 3/8"**	**%**	**MMsf 3/8"**	**%**
U.S.	5,969	90%	5,796	91%
Canada	543	8%	499	8%
Other	117	2%	85	1%
	6,629		6,380	

The above table shows the proportion of shipments of OSB from our North American OSB operations to the U.S., Canada and other export markets. For 2024 and 2023, substantially all plywood shipments were to Canada, while the majority of LVL and MDF shipments were to Canada.

Costs and Production

OSB production volumes increased compared to 2023 due primarily to the continued ramp-up of our Allendale, South Carolina mill. Plywood production volumes were comparable with 2023.

Cost of products sold increased compared to 2023 due primarily to higher OSB shipments, higher repairs and maintenance costs, labour costs, and a $3 million unfavourable impact related to inventory valuation adjustments. This was offset in part by lower energy, wax, and fibre costs as well as impacts related to the weakening of the CAD against the USD.

Freight and other distribution costs were comparable to 2023 as the impact of higher OSB shipment volumes was offset by lower fuel costs and favourable changes in customer geographic mix.

Amortization expense increased compared to 2023 due to our Allendale, South Carolina mill and other completed capital projects.

Selling, general and administration costs were higher than 2023 due primarily to changes in the amount of corporate shared service costs allocated to the segment.

Operating earnings for the NA EWP Segment increased $143 million compared to 2023 due to the reasons explained above.

Adjusted EBITDA for the NA EWP Segment increased by $155 million from 2023. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)		2023 to 2024
Adjusted EBITDA - comparative period	$	589
Price		128
Volume		16
Changes in costs		12
Impact of inventory write-downs		(3)
Other		2
Adjusted EBITDA - current period	$	744

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)		2024		2023
Sales	$	389	$	623
Cost of products sold		(309)		(555)
Freight and other distribution costs		(65)		(120)
Amortization		(14)		(24)
Selling, general and administration		(11)		(25)
Restructuring and impairment charges		(3)		(142)
Operating loss		(13)		(242)
Adjusted EBITDA[1]	$	4	$	(77)
Capital expenditures	$	15	$	32
NBSK (Mtonnes)				
Production		237		134
Shipments		226		133

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Following our attaining sole control of CPP in Q1-24 and completion of the pulp mill disposals, the Pulp & Paper segment is comprised of our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes for all periods disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.

The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.

Sales and Shipments

Sales decreased compared to 2023 due primarily to the pulp mill disposals, offset in part by higher shipment volumes from CPP since our attaining sole control of CPP in Q1-24.

Costs and Production

NBSK production volumes increased from 2023 due to our attaining sole control of CPP in Q1-24.

Cost of products sold decreased versus 2023 due primarily to the pulp mill disposals, offset in part by higher shipment volumes from CPP.

Freight and other distribution costs, amortization expense and selling, general and administrative costs all decreased from 2023 due to the pulp mill disposals, offset in part by our attaining sole control of CPP in Q1-24.

2024 Annual Report | 27

We recorded an impairment loss of $3 million in 2024 upon remeasurement of estimated working capital adjustments on completion of the pulp mill disposals. We recorded an impairment loss of $142 million in 2023 in relation to the pulp mill disposals.

Operating earnings for the Pulp & Paper Segment increased by $229 million compared to 2023 due to the reasons explained above.

Adjusted EBITDA for the Pulp & Paper Segment increased by $80 million compared to 2023 due to the reasons explained above.

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)		**2024**		**2023**
Sales	$	453	$	517
Cost of products sold		(375)		(409)
Freight and other distribution costs		(42)		(40)
Amortization		(48)		(49)
Selling, general and administration		(29)		(21)
Restructuring and impairment charges		(70)		—
Operating loss		(110)		(3)
Adjusted EBITDA[1]	$	8	$	46
Capital expenditures	$	19	$	30
OSB (MMsf 3/8" basis)				
Production		1,125		1,016
Shipments		1,100		1,023
GBP - USD exchange rate				
Closing rate		1.25		1.27
Average rate		1.28		1.24

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.

Sales and Shipments

Sales decreased compared to 2023 due to lower product pricing in local currency terms, offset in part by higher OSB shipment volumes and the strengthening of the GBP against the USD.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $67 million compared to 2023. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

OSB shipment volumes increased versus 2023 due to higher production volumes, discussed further in the section below. MDF and particleboard shipments were comparable to 2023. The volume variance resulted in an increase of $10 million compared to 2023.

Costs and Production Production volumes increased from 2023 due to less production curtailments and maintenance downtime taken in 2024. Cost of products sold decreased compared to 2023 due primarily to lower energy, resin and fibre costs, offset in part by higher OSB shipment volumes and the strengthening of the GBP against the USD. Freight and other distribution costs increased compared to 2023 due primarily to higher shipment volumes. Amortization was comparable to 2023. Selling, general and administration costs increased compared to 2023 due primarily to changes in the amount of corporate shared service costs allocated to the segment. We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during the year ended December 31, 2024. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe. See note 9 to the Annual Financial Statements for additional details. Operating earnings for the Europe EWP Segment decreased by $107 million compared to 2023 due to the reasons explained above. Adjusted EBITDA for the Europe EWP Segment decreased by $39 million from 2023. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances is also included under Other. Adjusted EBITDA ($ millions) 2023 to 2024 Adjusted EBITDA - comparative period $ 46 Price (67) Volume 10 Changes in costs 19 Other — Adjusted EBITDA - current period $ 8 - 13 - 2024 Annual Report | 29

Discussion & Analysis of Specific Items Selling, general and administration Selling, general and administration costs for 2024 were $282 million (2023 - $307 million). Selling, general and administration costs decreased by $25 million compared to 2023 due primarily to the impact of the pulp mill disposals and other facility curtailments and closures as well as various organizational efficiency initiatives, offset in part by the inclusion of Spray Lake lumber mill and our attaining sole control of CPP in Q1-24. Neither our 2023 nor 2024 results include any provision for variable compensation expense. Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Annual Results by Product Segment”. Equity-based compensation Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation over the vesting period. Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive. We recorded an expense of $14 million during 2024 (2023 - expense of $25 million). The expense for 2024 and 2023 reflects an increase in the price of our common shares traded on the TSX, changes in the expected payout multiple on our performance share units, and additional vesting of units granted. Finance income, net Finance income, net includes interest earned on short-term deposits and interest recognized on our duty deposits. Finance income, net decreased compared to 2023 due primarily to fluctuations in net interest income related to export duties due to the impact of AR4 finalization in 2023 and AR5 finalization in 2024, lower interest income earned on our cash and cash equivalents, and higher net interest expense on our defined-benefit pension plans as our overall funded position has decreased. Other income (expense) Other expense of $2 million was recorded in 2024 (2023 - other income of $5 million). Other expense in 2024 relates primarily to losses on our electricity swaps, driven by decreases in forward electricity prices over the remaining term of the contracts, offset by foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities as the USD strengthened against the CAD. Other income in 2023 relates primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts and settlement gains relating to pension annuity purchase agreements for certain retired and terminated vested employees. These factors were offset in part by foreign exchange losses recorded on our CAD-denominated monetary assets and liabilities as the CAD strengthened against the USD. Tax recovery (provision) We recorded an income tax expense in 2024 of $43 million compared to an income tax recovery of $61 million in 2023. The effective tax rate was 113% in 2024 compared to 27% in 2023. The effective tax rate was impacted primarily by non- taxable amounts including the Europe EWP goodwill impairment, differences in our jurisdictional tax rates, and impacts of functional currency differences, offset in part by income tax credits. The effective tax rate can be sensitive to non-taxable permanent differences and differences in our jurisdictional tax rates in periods of lower pre-tax earnings. Note 20 to the Annual Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense. - 14 -

Other comprehensive earnings – translation of operations with different functional currencies

Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders' equity in Accumulated other comprehensive loss.

We recorded a translation loss of $24 million during 2024 (2023 - translation gain of $34 million).

In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current year reflects a strengthening of the USD against the aforementioned currencies.

Other comprehensive earnings – actuarial gains/losses on retirement benefits

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 14 to the Annual Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.

We recorded an after-tax actuarial gain of $8 million during 2024 (2023 - after-tax actuarial loss of $35 million).

The actuarial gain in 2024 reflects an increase in the discount rate used to calculate plan liabilities and higher asset returns, offset in part by adjustments to actuarial assumptions.

The actuarial loss in 2023 reflects a decrease in the discount rate used to calculate plan liabilities and adjustments to actuarial assumptions.

FOURTH QUARTER RESULTS

Summary Results ($ millions)	Q4-24	Q3-24	Q4-23
Earnings			
Sales	$ 1,405	$ 1,437	$ 1,514
Cost of products sold	(1,011)	(1,072)	(1,117)
Freight and other distribution costs	(179)	(200)	(212)
Export duties, net	(7)	(35)	(8)
Amortization	(138)	(136)	(136)
Selling, general and administration	(68)	(67)	(80)
Equity-based compensation	1	(15)	(15)
Restructuring and impairment charges	(68)	(18)	(134)
Operating loss	(65)	(108)	(187)
Finance income, net	12	7	14
Other income (expense)	11	(8)	(30)
Tax recovery (provision)	(20)	26	50
Loss	$ (62)	$ (83)	$ (153)
Adjusted EBITDA[1]	$ 140	$ 62	$ 97

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

2024 Annual Report | 31

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q4-24	Q3-24	Q2-24	Q1-24	Q4-23	Q3-23	Q2-23	Q1-23
Sales	$ 1,405	$ 1,437	$ 1,705	$ 1,627	$ 1,514	$ 1,705	$ 1,608	$ 1,627
Earnings (loss)	$ (62)	$ (83)	$ 105	$ 35	$ (153)	$ 159	$ (131)	$ (42)
Basic EPS (dollars)	(0.77)	(1.03)	1.29	0.42	(1.87)	1.91	(1.57)	(0.50)
Diluted EPS (dollars)	(0.80)	(1.03)	1.20	0.42	(1.87)	1.81	(1.57)	(0.52)

Fluctuations in sales and earnings in Q1-23 and Q2-23 were driven primarily by changes in lumber and OSB pricing, inventory write-downs, maintenance-related costs and downtime in our pulp segment, and impairment charges. Earnings improved in Q3-23, driven primarily by improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment. Sales and earnings decreased in Q4-23 due primarily to decreases in lumber and OSB pricing, higher export duties, and impairment charges related to announced facility closures and curtailments in our lumber segment. Sales and earnings improved in Q1-24 and Q2-24 due primarily to improvements in OSB pricing and lower impairment charges, partially offset by lower lumber pricing. Sales and earnings decreased in Q3-24 due primarily to lower OSB and lumber pricing and improved in Q4-24 as product pricing improved across all product segments, offset in part by lower OSB shipment volumes, higher costs, and major maintenance downtime in the pulp & paper segment.

Discussion & Analysis of Quarterly Results by Product Segment

Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q4-24	Q3-24	Q4-23
Sales			
Lumber	$ 546	$ 518	$ 530
Wood chips and other residuals	54	59	66
Logs and other	17	15	18
	617	593	614
Cost of products sold	(471)	(494)	(521)
Freight and other distribution costs	(86)	(92)	(93)
Export duties, net	(7)	(35)	(8)
Amortization	(47)	(46)	(48)
Selling, general and administration	(33)	(34)	(43)
Restructuring and impairment charges	1	(18)	(128)
Operating loss	(25)	(126)	(228)
Adjusted EBITDA[1]	$ 21	$ (62)	$ (51)
SPF (MMfbm)			
Production	680	663	687
Shipments	642	689	658
SYP (MMfbm)			
Production	571	584	655
Shipments	588	624	662

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Sales and Shipments

Lumber sales increased compared to Q3-24 due primarily to higher product pricing, offset in part by lower shipment volumes. Lumber sales increased compared to Q4-23 due primarily to higher SPF product pricing and a modest improvement in SYP product pricing, offset in part by lower shipment volumes.

The price variance resulted in an increase in operating earnings and Adjusted EBITDA by $66 million compared to Q3-24, and an increase by $53 million compared to Q4-23.

SPF shipment volumes decreased compared to Q3-24. SPF shipment volumes were broadly comparable to Q4-23 as the impact of the closure of our Fraser Lake, B.C. lumber mill and incremental reductions in operating schedules to manage inventory levels at certain B.C. mills were offset by the inclusion of our Spray Lake lumber mill in Cochrane, Alberta for the entire quarter in Q4-24.

SYP shipment volumes decreased from Q3-24 and Q4-23 due primarily to lower production volumes resulting from production curtailments and mill closures, discussed further in the section below.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $1 million compared to Q3-24 and an increase of $2 million compared to Q4-23.

	Q4-24		Q3-24		Q4-23	
SPF Sales by Destination	**MMfbm**	**%**	**MMfbm**	**%**	**MMfbm**	**%**
U.S.	410	64%	406	59%	389	59%
Canada	213	33%	255	37%	243	37%
Other	19	3%	28	4%	26	4%
	642		689		658	

We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.

Wood chips and other residuals were comparable versus Q3-24 but decreased versus Q4-23 due to lower chip pricing and lower SYP production volumes. Logs and other sales were comparable to all comparative periods.

Costs and Production

SPF production volumes were broadly consistent versus both comparative periods. As compared to Q4-23, the impact of the closure of our Fraser Lake, B.C. lumber mill and incremental reductions in operating schedules to manage inventory at certain B.C. mills were offset by the inclusion of our Spray Lake lumber mill in Cochrane, Alberta for the entire quarter in Q4-24.

In Q1-24, we announced and promptly completed the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and the permanent closure of our Maxville, Florida lumber mill. Further, in Q3-24, we announced the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida. Together, these actions reduced our SYP capacity by approximately 390 million board feet on an annual basis, representing 11% of our capacity at December 31, 2023. In addition, we selectively reduced operating hours and shifts across our SYP manufacturing facilities during 2024.

SYP production volumes decreased compared to Q3-24 due primarily to the indefinite curtailment of our lumber mill in Lake Butler, Florida. SYP production volumes decreased compared to Q4-23 due to the impact of the indefinite curtailments and permanent closure discussed above and reduced operating schedules, resulting in a 13% decrease in production versus Q4-23. Lower production from locations impacted by curtailments and closures was partially offset by the ramp up of output from our more modern lower cost facilities.

Cost of products sold decreased from Q3-24 due to lower shipment volumes, a favourable $7 million variance relating to inventory valuation adjustments, lower SPF unit manufacturing costs, and lower SYP log costs, offset in part by higher SPF log costs and SYP unit manufacturing costs.

Cost of products sold decreased compared to Q4-23 due to lower shipment volumes, lower SPF unit manufacturing costs, a favourable $12 million variance relating to inventory valuation adjustments, and lower SYP log costs, offset in part by higher SPF log costs and SYP unit manufacturing costs.

2024 Annual Report | 33

Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag. SPF log costs increased from Q3-24 as low log inventory levels due to warm and wet weather impacted productivity during Q4-24. Higher estimated silviculture costs driven by the impacts of the 2023 wildfires, discovered during our 2024 planting activities, were also a contributing factor. This was offset in part by lower logging and hauling costs and purchased log costs. SPF log costs increased from Q4-23 due primarily to higher estimated silviculture costs, offset in part by lower B.C. stumpage rates, logging and hauling costs, and purchased log costs. SPF unit manufacturing costs decreased compared to Q3-24 due primarily to lower labour costs and the weakening of the CAD against the USD, offset in part by $4 million of incremental costs recognized during the period relating to retroactive pension plan benefit changes. SPF unit manufacturing costs decreased compared to Q4-23 due to lower labour, energy, and repairs and maintenance costs as well as the weakening of the CAD against the USD, offset in part by the pension plan benefit changes discussed earlier. SYP log costs decreased versus Q3-24 and Q4-23 as demand for logs in our operating areas moderated. SYP unit manufacturing costs increased compared to Q3-24 due primarily to higher labour costs, offset in part by lower energy costs and repairs and maintenance costs. SYP unit manufacturing costs increased compared to Q4-23 due to the impact of fixed costs incurred during periods of reduced operating schedules, higher labour and energy costs, offset in part by lower repairs and maintenance costs and the favourable cost impact of curtailing and closing of our Huttig, Arkansas and Maxville, Florida mills. Completing the curtailment and closure of our Huttig, Arkansas and Maxville, Florida mills resulted in a cost improvement as we replaced higher-cost volumes at these locations with lower-cost production elsewhere in our manufacturing platform. Freight and other distribution costs decreased versus comparative periods due to lower shipment volumes, favourable changes in customer mix, and the weakening of the CAD against the USD. We recorded an export duty expense in Q3-24, which included an expense of $32 million related to the USDOC finalization of the AR5 duty rates. The expense primarily represents the difference between the final CVD rate of 6.85% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR5, which ranged from 3.62% to 5.08%. Export duty expense decreased compared to Q3-24 due to the impact of AR5 finalization in Q3-24, higher recovery realized in Q4-24 upon adjustment to the estimated annualized 2024 duty rate, offset in part by higher pricing and higher cash deposit rates effective throughout Q4-24. Export duty expense decreased compared to Q4-23 due to a higher recovery realized in Q4-24 upon adjustment to the estimated annualized duty rate, offset in part by higher pricing and higher shipment volumes to the U.S. - 18 -

The following table reconciles our cash deposits paid during the period to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	**Q4-24**	**Q3-24**	**Q4-23**
Cash deposits[1]	(18)	(14)	(12)
Adjust to West Fraser Estimated ADD rate[2]	12	10	4
Export duties, net	(7)	(4)	(8)
Duty expense attributable to AR5[3]	—	(32)	—
Net duty expense	(7)	(35)	(8)
Net interest income on export duty deposits	6	1	6

1. Represents combined CVD and ADD cash deposit rate of 9.25% from August 1, 2023 to December 31, 2023, 9.25% from January 1, 2024 to August 18, 2024 and 11.89% from August 19, 2024 to December 31, 2024.
2. Represents adjustment to West Fraser Estimated ADD rate of 2.58% for Q4-24, 4.42% for Q3-24, and 8.84% for Q4-23.
3. $32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.

Amortization expense was broadly consistent versus comparative periods. Amortization expense compared to Q4-23 were influenced by increases from the inclusion of our Spray Lake lumber mill and the completion of certain capital investments in our U.S. operations, offset by the impact of our lumber mill closures.

Selling, general and administration costs was comparable to Q3-24 and decreased from Q4-23 due primarily to changes in the amount of corporate shared service costs allocated to the segment and cost reductions from our lumber mill closures.

Restructuring and impairment charges of $18 million in Q3-24 related to the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida. Restructuring and impairment charges of $128 million in Q4-23 related to facility closures and curtailments in the U.S. South and B.C.

Operating earnings for the Lumber Segment increased by $101 million compared to Q3-24 and increased by $203 million compared to Q4-23 for the reasons explained above.

Adjusted EBITDA for the Lumber Segment increased by $83 million compared to Q3-24 and increased by $72 million compared to Q4-23. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	**Q3-24 to Q4-24**	**Q4-23 to Q4-24**
Adjusted EBITDA - comparative period	$ (62)	$ (51)
Price	66	53
Volume	1	2
Changes in export duties	27	1
Changes in costs	(17)	14
Impact of inventory write-downs	7	12
Other	(1)	(9)
Adjusted EBITDA - current period	$ 21	$ 21

2024 Annual Report | 35

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-24	Q3-24	Q4-23
Sales			
OSB	$ 490	$ 517	$ 516
Plywood, LVL and MDF	138	134	137
Wood chips, logs and other	8	9	7
	635	660	661
Cost of products sold	(407)	(429)	(410)
Freight and other distribution costs	(76)	(87)	(81)
Amortization	(71)	(71)	(69)
Selling, general and administration	(26)	(23)	(27)
Restructuring and impairment charges	—	—	—
Operating earnings	56	50	74
Adjusted EBITDA[1]	$ 127	$ 121	$ 143
OSB (MMsf 3/8" basis)			
Production	1,598	1,709	1,549
Shipments	1,604	1,771	1,590
Plywood (MMsf 3/8" basis)			
Production	176	182	183
Shipments	178	188	184

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.

Sales and Shipments

Sales decreased from Q3-24 due to lower shipment volumes, offset in part by higher OSB and plywood product pricing. Sales decreased from Q4-23 due to lower OSB product pricing, offset in part by higher plywood product pricing.

The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $38 million compared to Q3-24, and a decrease of $25 million compared to Q4-23.

OSB shipment volumes decreased from Q3-24 due primarily to lower production volumes, discussed further in the section below. OSB shipment volumes were broadly comparable versus Q4-23.

Plywood shipment volumes decreased modestly versus comparative periods.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $22 million compared to Q3-24, and a decrease of $2 million compared to Q4-23.

NA OSB Sales by Destination	Q4-24 MMsf 3/8"	Q4-24 %	Q3-24 MMsf 3/8"	Q3-24 %	Q4-23 MMsf 3/8"	Q4-23 %
U.S.	1,438	90%	1,601	90%	1,441	91%
Canada	137	9%	134	8%	121	8%
Other	28	1%	36	2%	27	1%
	1,604		1,771		1,590	

The above table shows the proportion of shipments of OSB from our North American OSB operations to the U.S., Canada and other export markets. For Q4-24 and comparative periods, substantially all plywood shipments were to Canada, while the majority of LVL and MDF shipments were to Canada.

Costs and Production

OSB production volumes decreased compared to Q3-24 due to annual major maintenance downtime typically taken in the seasonally slower fourth quarter. OSB production volumes increased compared to Q4-23 due primarily to the ramp-up of our Allendale, South Carolina mill.

Plywood production volumes were broadly comparable versus comparative periods.

Cost of products sold decreased compared to Q3-24 due to lower OSB shipments, a $6 million favourable impact related to inventory valuation adjustments, impacts related to the weakening of the CAD against the USD, and lower resin costs, offset in part by higher repairs and maintenance costs, energy costs and fibre costs.

Cost of products sold was broadly comparable to Q4-23 as higher repairs and maintenance costs were offset by impacts related to the weakening of the CAD against the USD, a $2 million favourable impact relating to inventory valuation adjustments, and lower resin and fibre costs.

Freight and other distribution costs decreased from Q3-24 due primarily to lower shipment volumes. Freight and other distribution costs decreased from Q4-23 due primarily to lower fuel costs, the weakening of the CAD against the USD, and favourable changes in customer geographic mix.

Amortization expense was comparable versus Q3-24 and Q4-23.

Selling, general and administration costs were broadly comparable versus Q3-24 and Q4-23.

Operating earnings for the NA EWP Segment increased by $6 million compared to Q3-24 and decreased by $18 million compared to Q4-23 due to the reasons explained above.

Adjusted EBITDA for the NA EWP Segment increased by $6 million compared to Q3-24 and decreased by $16 million compared to Q4-23. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q3-24 to Q4-24	Q4-23 to Q4-24
Adjusted EBITDA - comparative period	$ 121	$ 143
Price	38	(25)
Volume	(22)	(2)
Changes in costs	(15)	12
Impact of inventory write-downs	6	2
Other	(1)	(1)
Adjusted EBITDA - current period	$ 127	$ 127

2024 Annual Report | 37

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q4-24	Q3-24	Q4-23
Sales	$ 56	$ 86	$ 159
Cost of products sold	(56)	(70)	(120)
Freight and other distribution costs	(8)	(12)	(31)
Amortization	(4)	(4)	(3)
Selling, general and administration	(3)	(2)	(6)
Restructuring and impairment charges	—	—	(6)
Operating loss	(14)	(2)	(7)
Adjusted EBITDA[1]	$ (10)	$ 2	$ 2
NBSK (Mtonnes)			
Production	42	77	39
Shipments	38	76	37

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Following our attaining sole control of CPP in Q1-24 and completion of the pulp mill disposals, the Pulp & Paper segment is comprised of our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes for all periods disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.

The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.

Sales and Shipments

Sales decreased compared to Q3-24 driven primarily by lower shipments due to a major maintenance shutdown at CPP in Q4-24, discussed further in the section below. Sales decreased compared to Q4-23 due primarily to the pulp mill disposals.

Costs and Production

In Q4-24, CPP completed a major maintenance shutdown. This shutdown period, in addition to the ramp-up time required to return the facility to its full production levels once maintenance was completed, reduced NBSK production in Q4-24 compared to Q3-24.

NBSK production volumes increased modestly from Q4-23 as our attaining sole control of CPP in Q1-24 offset the impacts of the maintenance shutdown discussed above.

Cost of products sold decreased compared to Q3-24 due primarily to lower shipment volumes, offset in part by higher repairs and maintenance costs and labour costs. Cost of products sold decreased compared to Q4-23 due primarily to the pulp mill disposals.

Freight and other distribution costs decreased from Q3-24 due primarily to lower shipment volumes. Freight and other distribution costs decreased compared to Q4-23 due primarily to the pulp mill disposals.

Amortization expense was comparable versus all comparable periods. In Q4-23, the disposed pulp mills were classified as held for sale and were no longer amortized.

Selling, general and administration costs were comparable to Q3-24 and decreased versus Q4-23 due to changes in the amount of allocated corporate shared service costs resulting from the pulp mill disposals.

Restructuring and impairment charges of $6 million were recorded in Q4-23 upon remeasurement of estimated working capital adjustments specified in the asset purchase agreements for the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill.

Operating earnings for the Pulp & Paper Segment decreased by $12 million compared to Q3-24 and decreased by $8 million compared to Q4-23 due to the reasons explained above.

Adjusted EBITDA for the Pulp & Paper Segment decreased by $12 million compared to Q3-24 and decreased by $12 million compared to Q4-23 due to the reasons explained above.

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-24	Q3-24	Q4-23
Sales	$ 112	$ 115	$ 100
Cost of products sold	(92)	(96)	(87)
Freight and other distribution costs	(10)	(10)	(7)
Amortization	(12)	(12)	(13)
Selling, general and administration	(7)	(8)	(3)
Restructuring and impairment charges	(70)	—	—
Operating loss	(80)	(11)	(10)
Adjusted EBITDA[1]	$ 2	$ 1	$ 3
OSB (MMsf 3/8" basis)			
Production	275	273	213
Shipments	262	262	227
GBP - USD exchange rate			
Closing rate	1.25	1.34	1.27
Average rate	1.29	1.30	1.24

1. This is a non-GAAP financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.

Sales and Shipments

Sales decreased slightly from Q3-24 due primarily to lower product pricing. Sales increased compared to Q4-23 due to higher shipment volumes across all products and the strengthening of the GBP against the USD, offset by lower MDF and particleboard pricing.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q3-24 and a decrease of $6 million compared to Q4-23. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

Shipment volumes were comparable to Q3-24. Shipment volumes increased compared to Q4-23 due to higher production, discussed further in the section below.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $1 million compared to Q3-24 and an increase of $9 million compared to Q4-23.

2024 Annual Report | 39

Costs and Production

OSB production volumes were comparable to Q3-24. MDF and particleboard production increased as Q3-24 was impacted by higher maintenance downtime. OSB production volumes increased compared to Q4-23 due to less scheduled maintenance downtime and production curtailments to manage inventory levels taken in the current quarter. MDF and particleboard production increased from Q4-23 due to less production curtailments.

Cost of products sold decreased slightly versus Q3-24 due to lower repairs and maintenance costs. Cost of products sold increased compared to Q4-23 due to higher shipment volumes and the strengthening of the GBP against the USD, offset by lower energy and resin costs.

Freight and other distribution costs were comparable to Q3-24. Freight and other distribution costs increased from Q4-23 due to higher shipment volumes and the strengthening of the GBP against the USD.

Amortization expense was broadly consistent with comparable periods.

Selling, general and administration costs were broadly consistent with Q3-24. Selling, general and administrative costs increased from Q4-23 due primarily to changes in the amount of corporate shared service costs allocated to the segment.

We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during Q4-24. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe. See note 9 to the Annual Financial Statements for additional details.

Operating earnings for the Europe EWP Segment decreased by $69 million compared to Q3-24 and decreased by $70 million compared to Q4-23 due to the reasons explained above.

Adjusted EBITDA for the Europe EWP Segment increased by $1 million compared to Q3-24, and decreased by $1 million compared to Q4-23. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q3-24 to Q4-24	Q4-23 to Q4-24
Adjusted EBITDA - comparative period	$ 1	$ 3
Price	(3)	(6)
Volume	1	9
Changes in costs	2	(3)
Other	—	(1)
Adjusted EBITDA - current period	$ 2	$ 2

Discussion & Analysis of Specific Items Selling, general and administration Selling, general and administration costs for Q4-24 was $68 million (Q3-24 - $67 million; Q4-23 - $80 million). Selling, general and administration costs were comparable to Q3-24. Selling, general and administration costs decreased versus Q4-23 due primarily to the impact of the pulp mill disposals and other facility curtailments and closures as well as various organizational efficiency initiatives, offset in part by the inclusion of Spray Lake lumber mill and our attaining sole control of CPP in Q1-24. Neither our 2023 nor 2024 results include any provision for variable compensation expense. Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”. Equity-based compensation We recorded a recovery of $1 million during Q4-24 (Q3-24 - expense of $15 million; Q4-23 - expense of $15 million). The recovery in the current quarter reflects a decrease in the price of our common shares traded on the TSX from September 28, 2024 to December 31, 2024 and changes in the expected payout multiple on our performance share units, offset in part by additional vesting of units granted. The expense in the comparative quarters primarily reflects an increase in the price of our common shares traded on the TSX. Finance income, net We recorded finance income, net of $12 million in Q4-24 compared to finance income, net of $7 million in Q3-24 and finance income, net of $14 million in Q4-23. Finance income increased compared to Q3-24 due primarily to fluctuations in interest income related to export duty deposits and lower interest expense relating to long-term debt, offset in part by lower interest income on our cash and cash equivalents. Finance income decreased compared to Q4-23 due primarily to lower interest income earned on our cash and cash equivalents, higher net interest expense on our defined-benefit pension plans as our overall funded position has decreased, offset in part by lower interest expense relating to long-term debt. Other income (expense) Other income of $11 million was recorded in Q4-24 (Q3-24 - other expense of $8 million; Q4-23 - other expense of $30 million). Other income in Q4-24 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities as the USD strengthened against the CAD and gains on our electricity swaps. Tax recovery (provision) Q4-24 results include an income tax expense of $20 million, compared to income tax recovery of $26 million in Q3-24 and income tax recovery of $50 million in Q4-23, resulting in an effective tax rate of (47)% in the current quarter compared to 24% in Q3-24 and 25% in Q4-23. The effective tax rate was impacted primarily by non-taxable amounts including the Europe EWP goodwill impairment, differences in our jurisdictional tax rates, valuation allowance against deferred tax attributes, and impacts of functional currency differences, offset in part by income tax credits. The effective tax rate can be sensitive to non-taxable permanent differences and differences in our jurisdictional tax rates in periods of lower pre- tax earnings. Other comprehensive earnings – translation of operations with different functional currencies We recorded a translation loss of $44 million during Q4-24 (Q3-24 - translation gain of $31 million; Q4-23 - translation gain of $27 million). - 25 - 2024 Annual Report | 41

In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter reflects a strengthening of the USD against the aforementioned currencies at period-end. Other comprehensive earnings – actuarial gains/losses on retirement benefits We recorded an after-tax actuarial loss of $5 million during Q4-24 (Q3-24 - after-tax actuarial loss of $12 million; Q4-23 - after-tax actuarial loss of $57 million). The most significant drivers of the actuarial loss in Q4-24 were adjustments to actuarial assumptions and lower returns on plan assets, offset in part by an increase in the discount rate used to calculate plan liabilities. OUTLOOK AND OPERATIONS Business Outlook Markets Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America. The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America. The seasonally adjusted annualized rate of U.S. housing starts was 1.50 million units in December 2024, with permits issued of 1.48 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. The most recent rate hiking cycle is generally believed to be over as the U.S. central bank recently began to cut rates and Federal funds futures indicate prospects for one additional rate cut by the end of 2025, though there are evolving risks related to the new U.S. administration’s tariff and other policies, which could be inflationary. These developments notwithstanding, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability. In Europe and the U.K., we expect a relatively modest market recovery over the near term. Looking further out, we continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have begun to decline, which is directionally positive for housing demand. That said, ongoing geopolitical developments and the lagged impact of prior inflationary pressures may adversely impact near-term demand for our panel products in the U.K. and Europe. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead. Softwood lumber dispute Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 6 (“AR6”) in March 2024, with final rates expected in November 2025. Additional details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute". - 26 -

Operations Anticipated shipment levels assume no significant change from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors. The Lumber segment is expected to experience a modest demand recovery in 2025, though significant unknowns exist surrounding the potential demand impacts from sweeping tariffs threatened by the U.S. administration. Based on what we can see today, including the mill closures and indefinite curtailments we announced last year and the uncertainties around the impact of tariffs, offset in part by the ongoing reliability and capital improvement gains across our lumber mill portfolio, we are targeting 2025 SPF shipments to be 2.7 to 3.0 billion board feet and SYP shipments to be 2.5 to 2.8 billion board feet. As the new U.S. administration’s tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any revisions to our shipment estimates are warranted. On January 1, 2025, stumpage rates increased slightly in B.C. from reasonably modest levels due to the market-based adjustments related to lumber prices, with inflationary pressures on development, logging and delivery costs continuing to provide upward bias to total fibre costs. Given the recent commodity price environment, B.C. stumpage rates are expected to track higher through Q1-25. In Alberta, Q1-25 stumpage rates are also expected to be above Q4-24 levels as these rates are closely linked to the price of lumber but with a quicker response to changing lumber prices. Recent sawmill capacity curtailments across the U.S. South have continued to create opportunities for lower log costs with the pace of cost reductions varying by region. We expect average 2025 log costs across the U.S. South will be largely similar to those of 2024, though region-specific log costs are likely to vary depending on the unique conditions in each procurement zone. In our NA EWP segment, we expect somewhat stronger demand in 2025. However, as for the Lumber segment, we acknowledge risks to our demand forecasts given the near-term threat of potential trade tariffs. In light of the uncertainties around the impact of tariffs, we are targeting 2025 shipments in the range of 6.5 to 6.9 billion square feet (3/8-inch basis). Start-up of the Allendale mill is progressing well and we continue to anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. As the new U.S. administration tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any revisions to our shipment estimates are warranted. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to be relatively stable through 2025. Recent sawmill curtailments across the industry have in some instances created chip shortages for pulp producers, although to-date we have not experienced increasing demand tension for pulp logs, the primary fibre source for OSB production. In our Europe EWP segment, we expect demand to improve for our MDF, particleboard and OSB panel products in 2025, but recognize the ongoing macroeconomic uncertainties surrounding interest rates and economic growth in the region. As such, we are guiding for 2025 OSB shipments in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2025, including energy and resin costs, are expected to stabilize near 2024 levels. On balance, we experienced relatively stable costs for inputs across our supply chain again in Q4-24, including resins and chemicals, while contract labour availability and capital equipment lead times showed significant improvement. We expect these trends to largely continue in 2025. We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business. - 27 - 2024 Annual Report | 43

Cash Flows

We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2025 as we look to operationalize the significant capital we have invested in recent years. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we anticipate capital expenditures in the range of $400 million to $450 million in 2025[1]. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. The total capital cost for the modernization of our Henderson, Texas lumber manufacturing facility is now expected to be closer to $275 million, up from the original $255 million estimate. The new mill is expected to be ready for ramp-up by the end of H1-25, at which time we will begin retiring the existing Henderson sawmill. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental production from the mill until 2026.

1. This is a supplementary financial measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.

We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.

Under our 2023 NCIB that expired February 26, 2024, we purchased 1,907,510 Common shares of the Company.

On February 27, 2024, we renewed our normal course issuer bid ("2024 NCIB") allowing us to acquire up to 3,971,380 Common shares for cancellation effective from March 1, 2024 until the expiry of the bid on February 28, 2025. As of February 11, 2025, 1,989,825 Common shares have been repurchased for cancellation, leaving 1,981,555 available to purchase at our discretion until the expiry of the 2024 NCIB.

As of February 11, 2025, we have repurchased for cancellation 43,639,129 of the Company's Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 80% of the shares issued in respect of the Norbord Acquisition.

During Q2-24, we increased our quarterly dividend to $0.32 per share from $0.30 per share. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2025 is $102 million based on the number of Common and Class B Common shares outstanding on December 31, 2024.

We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

Estimated Earnings Sensitivity to Key Variables

(based on 2024 shipment volumes - $ millions)

Factor	Variation	Change in pre-tax earnings[1]
Lumber price	$10 (per Mfbm)	$ 54
NA OSB price	$10 (per Msf)	57
Europe OSB price	£10 (per Msf)	14
Canadian - U.S. $ exchange rate[2]	$0.01 (per CAD)	15

1. Each sensitivity has been calculated on the basis that all other variables remain constant and is based on changes in our realized sales prices.

2. Represents the USD impact of the initial $0.01 change on CAD revenues and expenses. Additional changes are substantially, but not exactly, linear.

LIQUIDITY AND CAPITAL RESOURCES

Capital Management Framework

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.

A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Liquidity and Capital Resource Measures

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)		**December 31, 2024**		**December 31, 2023**
Available liquidity				
Cash and cash equivalents	$	641	$	900
Operating lines available (excluding newsprint operation)[1]		1,044		1,054
Available liquidity	$	1,685	$	1,954
Total debt to total capital[2]		4%		7%
Net debt to total capital[2]		(6%)		(5%)

1. Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2. This is a capital management measure. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this document for more information on this measure.

Available liquidity as at December 31, 2024 was $1,685 million (December 31, 2023 - $1,954 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.

Please refer to the "Cash Flow" section for analysis of the changes in cash and cash equivalents. Total debt to total capital decreased versus last year due to the repayment of our $300 million senior notes on maturity in October 2024. Net debt to total capital is comparable to prior year and we remain well positioned with a strong balance sheet and liquidity profile.

2024 Annual Report | 45

Credit Facilities

As at December 31, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly-owned newsprint operation.

As at December 31, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers' Acceptances, Secured Overnight Financing Rate ("SOFR") Advances at our option.

In addition, we have credit facilities totalling $130 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $36 million (December 31, 2023 - $43 million) were supported by these facilities.

All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation's current assets.

As at December 31, 2024, we were in compliance with the requirements of our credit facilities.

Long-Term Debt

On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.

We have a $200 million term loan maturing July 2025. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on the $200 million term loan discussed above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).

Issuer Ratings

We are considered investment grade by three leading rating agencies. On October 22, 2024, Moody's upgraded our issuer rating to Baa2, with an outlook of stable. The ratings in the table below are as at February 11, 2025.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody's	Baa2	Stable
Standard & Poor's	BBB-	Stable

These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Shareholder's Equity

Our outstanding Common share equity consists of 77,408,119 Common shares and 2,281,478 Class B Common shares for a total of 79,689,597 Common shares issued and outstanding as at February 11, 2025. As of February 11, 2025, we held 18,585 Common shares as treasury shares for cancellation.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our

Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis. Share Repurchases On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. Under this program, we repurchased 1,907,510 common shares for cancellation. On February 27, 2024, we renewed our 2024 NCIB allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. As of February 11, 2025, we have repurchased 1,989,825 common shares under our 2024 NCIB program. The following table shows our purchases under our NCIB programs in 2023 and 2024: Share repurchases (number of common shares and price per share) Common Shares Average Price in USD NCIB: January 1, 2023 to December 31, 2023 1,834,801 $ 70.24 NCIB: January 1, 2024 to December 31, 2024 1,799,217 $ 80.26 Share Options As at February 11, 2025, there were 683,415 share options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share. Cash Flow Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses. We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive. - 31 - 2024 Annual Report | 47

Years Ended ($ millions - cash provided by (used for)) December 31, December 31, 2024 2023 Cash provided by operating activities Loss $ (5) $ (167) Adjustments Amortization 549 541 Restructuring and impairment charges 102 279 Finance income, net (34) (51) Foreign exchange (gain) loss (7) 7 Export duty 10 (45) Retirement benefit expense 77 77 Net contributions to retirement benefit plans (55) (37) Tax provision (recovery) 43 (61) Income taxes received (paid) 3 (24) Unrealized loss (gain) on electricity swaps 8 (13) Other (15) 8 Changes in non-cash working capital Receivables 5 6 Inventories 11 132 Prepaid expenses 4 4 Payables and accrued liabilities (35) (131) 661 525 Cash used for financing activities Repayment of long-term debt (300) — Repayment of lease obligations (15) (15) Finance expense paid (27) (24) Repurchase of Common shares for cancellation (140) (129) Issuance of Common shares 1 — Dividends paid (101) (100) (582) (268) Cash used for investing activities Spray Lake Acquisition, net of cash acquired — (100) Proceeds from sale of pulp mills 124 — Additions to capital assets (487) (477) Interest received 43 47 Other 2 — $ (318) (530) Change in cash and cash equivalents $ (238) $ (273) Operating Activities The table above shows the main components of cash flows provided by operating activities for each year. The significant factor contributing to the increase compared to 2023 was higher earnings. Earnings, after adjusting for non-cash items, increased versus prior year due primarily to higher OSB product pricing and lower costs for certain products, offset in part by lower SYP lumber pricing. - 32 -

Working capital represented a modest use of cash in 2024 due primarily to decreases in payables and accrued liabilities, offset in part by decreases in trade receivables and inventories.

Financing Activities

Cash used in financing activities in 2024 increased compared to 2023 due primarily to the repayment of our $300 million senior notes on maturity in October 2024 and higher share repurchases.

We returned $140 million and $129 million during 2024 and 2023 respectively to our shareholders through Common shares repurchased under our NCIB programs.

We also returned a total of $101 million during 2024 to our shareholders through dividend payments (2023 - $100 million).

Investing Activities

We received $124 million of proceeds during 2024 in relation to the sale of Hinton pulp mill on February 3, 2024 and the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024.

Cash payment of $100 million, representing the cash consideration transferred net of acquired cash, was made in relation to the Spray Lake Acquisition during 2023.

Interest received decreased compared to 2023 due to lower interest income earned on our cash and cash equivalents.

Capital expenditures of $487 million in 2024 (2023 - $477 million) reflect our philosophy of continued reinvestment in our mills.

Capital Expenditures by Segment ($ millions)	**Profit Improvement**	**Maintenance of Business[1]**	**Safety**	**Total**
Lumber	203	108	1	312
North America EWP	37	98	6	140
Pulp & Paper	—	14	1	15
Europe EWP	2	16	1	19
Corporate	—	1	—	1
Total	242	236	9	487

1. Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.

Contractual Obligations

The estimated cash payments due in respect of contractual and legal obligations as at December 31, 2024, including debt and interest payments and major capital improvements, are summarized as follows. Contractual obligations do not include energy purchases under various agreements, defined contribution pension plans, equity-based compensation, or contingent amounts payable.

2024 Annual Report | 49

Contractual Obligations (at December 31, 2024, in $ millions)		**Total**		**2025**		**2026**		**2027**		**2028**		**Thereafter**
Long-term debt	$	200	$	200	$	—	$	—	$	—	$	—
Interest on long-term debt[1]		6		6		—		—		—		—
Lease obligations		38		11		6		4		3		14
Contributions to defined benefit pension plans[2]		69		10		29		30		—		—
Payables and accrued liabilities		590		590		—		—		—		—
Purchase commitments		114		114		—		—		—		—
Reforestation and decommissioning obligations		139		59		18		9		18		35
Electricity swaps		(5)		4		2		1		1		(14)
Total	$	1,150	$	994	$	55	$	44	$	22	$	35

1. Assumes debt remains at December 31, 2024 levels and includes the impact of interest rate swaps terminating July 2025.
2. Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

Financial Instruments

Our financial instruments, their accounting classification, and associated risks are described in Note 23 to the Annual Financial Statements.

ACCOUNTING MATTERS

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, assumptions, and judgments that affect the amounts reported. Our significant accounting policies are disclosed in our Annual Financial Statements.

In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect our methodology or assumptions. Our statements in this MD&A regarding such considerations are made subject to the "Forward-Looking Statements" section.

We have outlined below information about judgments, assumptions, and other sources of estimation uncertainty as at December 31, 2024 that have the most significant impact on the amounts recognized in our financial statements. The discussion of each critical accounting estimate does not differ between our reportable segments unless explicitly noted.

Recoverability of Goodwill

Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. Goodwill exists in relation to our Lumber, North America EWP, and Europe EWP reportable segments.

Goodwill is tested annually for impairment, or more frequently if an indicator of impairment is identified.

Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

The recoverable amount of CGU groups were determined based on their estimated fair value less costs of disposal using discounted cash flow models. Key assumptions include production volumes, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions were derived using external sources and historical data from internal sources.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount.

We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during the year ended December 31, 2024. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe. Following the impairment loss recognized in the Europe EWP CGU group, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment. As it relates to the U.S. lumber CGU group, a reasonably possible change in certain key assumptions could cause the carrying amount to exceed the recoverable amount. See note 9 to the Annual Financial Statements for additional details about the Europe EWP and US lumber CGU groups. No impairment losses relating to goodwill were recognized for the year ended December 31, 2023. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon historical experience, approved financial forecasts and industry trends and conditions. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU groups, given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our goodwill balances. Recoverability of Capital Assets We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We conduct a review of external and internal sources of information to assess for any impairment indicators. Examples of such triggering events related to our capital assets include, but are not limited to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, including a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term price assumption or in the price or availability of inputs required for manufacturing; a significant adverse change in legal factors or in the business climate that could affect the asset’s value; and a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. When a triggering event is identified, recoverability of capital assets is assessed by comparing the carrying value of an asset or cash-generating unit to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use. We determined the value in use of assets and cash-generating units using discounted cash flow models. Key assumptions included production volumes, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions used in estimating recoverable amount were based on industry sources as well as management estimates. An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount. In the year ended December 31, 2024, we recorded restructuring and impairment charges of $28 million associated with the permanent closures and indefinite curtailments of lumber mills to better align our capacity with expected future demand. This included restructuring and impairment charges of $8 million associated with the permanent closure of our Fraser Lake lumber mill, $17 million related to the indefinite curtailment of our lumber mill in Lake Butler, Florida, and $3 million related to the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas. In the year ended December 31, 2024, we also recorded an impairment loss of $3 million in 2024 upon remeasurement of estimated working capital adjustments on completion of the pulp mill disposals. The assessment of impairment indicators requires the exercise of judgment given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our capital assets. - 35 - 2024 Annual Report | 51

Defined Benefit Pension Plan Assumptions We maintain defined benefit pension plans for many of our employees. We use independent actuarial specialists to perform actuarial valuations of our defined benefit pension plans. Key assumptions used in determining defined benefit pension expense and accrued benefit obligations included the assumed rates of increase for employee compensation and the discount rate. Note 14 to the Annual Financial Statements provides the sensitivity of our accrued benefit obligations to changes in these key assumptions. If the future were to adversely differ from our best estimate of assumptions used in determining our accrued benefit obligations, we could experience increased defined benefit pension expense, financing costs and charges to other comprehensive earnings in the future. CVD and ADD Duty Rates On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates. Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.” The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable. The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate. The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates. Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded. If the future were to adversely differ from our best estimate of the duty deposit rate, we could experience material adjustments to duty expense and such adjustments could result in an increase of cash outflows. Reforestation and Decommissioning Obligations We recognize provisions for various statutory, contractual or legal obligations. In Canada, regulations in most provinces require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors. In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place, discounted at an appropriate rate. The liability is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings. We record the best estimate of the expenditure to be incurred to settle decommissioning obligations, such as landfill closures. This liability is determined using estimated closure and/or remediation costs discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated - 36 -

asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment to the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings. Key assumptions underlying the reforestation and decommissioning obligations included the timing and the amount of forecasted expenditures and the discount rate. Material changes in financial position can arise as the actual costs incurred at the time of silviculture activities or decommissioning may differ from the estimates used in determining the liability. If the provisions for the reforestation and decommissioning obligations were to be inadequate, we could experience an increase to expenses in the future. A charge for an inadequate reforestation and decommissioning obligation provision would result in an increase of cash outflows at the time the obligation is satisfied. Accounting Policy Developments Note 2 to the Annual Financial Statements contains a description of current and future changes in accounting policies, including: (1) initial application of standards, interpretations and amendments to standards and interpretations in the reporting period and (2) standards, interpretations and amendments to standards and interpretations issued but not yet effective. RISKS AND UNCERTAINTIES Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business. Product Demand and Price Fluctuations Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, plywood, OSB, particleboard, MDF, LVL, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as: • global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending and industrial application; • the impact of tariffs on the prices of the wood products that we ship from Canada for sale in the U.S. and the consequential impact of these tariffs on demand for these products in the U.S.; • sustained elevated interest rates, and the consequential impacts of these interest rates on mortgage rates and housing affordability, including reductions in near-term demand for new construction; • alternative products to our lumber or panels, including alternative products to our Canadian manufactured wood products resulting from the imposition of tariffs on these wood products shipped to the U.S. market; • construction and home building disruptor technologies that may reduce the use of lumber or panels; • changes in industry production capacity; • changes in global inventory levels; • increased competition from other consumers of logs and producers of lumber or panels; • regulatory regimes setting a price on carbon that would increase the price of energy or fuel affecting the manufacturing cost of our products; • ongoing geo-political developments, including disruptions to the global economy resulting from the conflict in Ukraine and the Middle East; • inflationary pressures, including increases in energy prices, and reductions in potential economic growth in Canada and the U.S., and measures of uncertainties as a result of new U.S. administration and retaliatory tariff and other policies; and • other factors beyond our control. In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on housing affordability and residential construction and renovation activity, which in turn - 37 - 2024 Annual Report | 53

influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations. Our business is highly exposed to fluctuations in demand for and pricing of our wood products. Our sensitivity to commodity product pricing may result in a high degree of sales and earnings volatility. In the past, we have been negatively affected by declines in product pricing and have taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for our wood products could seriously harm our financial position, operating results and cash flows. Our inability to accurately forecast the demand and pricing for our products or to effectively execute on sales strategies could result in increased exposure of our business to pricing and demand volatility, with the result that our revenues and our financial condition could be adversely impacted. We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control, including uncertainties surrounding new U.S. administration tariff and other policies. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition. Future demand could also be impacted by the perceived sustainability of our wood products in contrast with competing alternatives. Trade Restrictions A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Only our Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one-year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. While the USDOC has issued its final duty rates for 2017 through 2022, the duty rates for the 2023 POI has not been finalized, and there is no assurance that the final rates for antidumping duty and countervailing duty will not differ materially from the cash deposit rates in place for those years. On February 1, 2025, the U.S. President issued an executive order to impose effective February 4, 2025 a 25% tariff on imports from Canada into the United States, excluding energy resources which will face a 10% tariff instead. In response to the tariffs, Canada released its own tariff package beginning with 25% surtaxes on select U.S. goods. On February 3, 2025, the U.S. and Canada announced that the implementation of the proposed tariffs have been paused for 30 days. While the U.S. administration has deferred the implementation of these tariffs for a 30 day period pending negotiations between Canada and the U.S., there is no assurance that these negotiations will be successful in a withdrawal in the tariff proposal or a reduction in tariff rate. The actual impact of these tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available. The imposition of tariffs is significant and is expected to adversely impact the profitability of our Canadian business, financial condition and results of operations. The long-term impact of tariffs on the profitability of our Canadian business, financial condition and results of operations is not possible to predict, but could be significant. Unless the additional costs imposed by duties can be passed along to consumers of our wood products, the duties will increase our costs and reduce the profitability of our Canadian manufactured lumber, OSB and other wood products in the U.S. markets which, in certain cases, could result in some of our Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for our wood products, which is significantly influenced by the levels of new residential construction in the U.S. and the potential for substitution of our wood products. If duties can be passed through to consumers in whole or in part the price of our Canadian wood products will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of our U.S. wood products, which would not be subject to the duty, to increase as well. The full impact of tariffs on Canadian imports may be delayed and may not be known for some time as the potential for U.S. producers to ramp up production or increase substitutable supply may take time and - 38 -

considerable efforts. For additional information about the proportion of shipments of our wood products into the U.S., see our Discussion & Analysis of Annual Results by Product Segment of this MD&A. The current duties and tariffs, if imposed, are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict our product exports) or a final, binding determination is made as a result of litigation. The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products. The future performance of our business is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the U.K. and European Union. Access to markets in the U.S., the European Union, China and other countries may be affected from time to time by various trade-related events, including measures of uncertainties surrounding new U.S. administration tariff and other policies. The financial condition and results of operations of our business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future. Competition Our industry is highly competitive and our competitors may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations. Our products may compete with non-fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as alternatives to the products produced by our wood products businesses such as lumber, plywood, OSB, LVL, particleboard and MDF products. Changes in prices for oil, chemicals and wood-based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. In addition, our customers or potential customers may factor in environmental and sustainability factors in assessing whether to purchase our wood products. As the use of these alternatives grows, demand for our products may further decline. Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price which is determined by supply relative to demand and competition from substitute products and geographic location of our customers. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors. In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers or heightened credit risk. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect our sales and earnings. - 39 - 2024 Annual Report | 55

Availability of Fibre Canada A significant majority of our Canadian log requirements are harvested from lands owned by a provincial government. Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Our access to the crown timber is governed by Provincial, Federal, and more recently Indigenous Governments. The United Nations Declaration on the Rights of Indigenous People (UNDRIP) has been endorsed by the Federal government and the Province of B.C. B.C. has also implemented a Declaration of the Rights of Indigenous Peoples Act (DRIPA) in order to implement their UNDRIP commitments through the eventual modernization of all Provincial legislation. The Forest Act was an early DRIPA modernization effort with the implementation of shared decision making, resulting in multiple overlapping governance processes and unclear and more complicated outcomes to prior well understood, aligned, and straight forward processes. The policy landscape continues to shift in dynamic and difficult to predict ways, affecting both our short-term access to fibre, our operating costs, and long-term AAC confidence in B.C. Determinations by provincial governments: (i) to reduce the volume of timber, to issue or not issue operating permits to harvest timber; (ii) to limit the areas that may be harvested under timber tenures; (iii) to restrict the transfer or acquisition of timber tenures; (iv) to regulate the processing of timber or use of harvesting contractors; (v) in response to jurisprudence or government policies respecting Indigenous rights and title or reconciliation efforts, land use management and planning processes, including those agreements between the B.C. provincial government and the Blueberry River First Nations or potential reallocation of harvesting rights to Indigenous Nations or communities and other reconciliation measures; (vi) to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors; or (vii) to change the methodology or rates for stumpage, may reduce our ability to secure log or residual fibre supply, may increase our log purchase and residual fibre costs, may adversely impact lumber grade and recovery and may impact our operations, including require us to reduce operating rates. These determinations may be made by the provincial government with the objective to protect the environment or endangered species, species at risk and critical habitat or to address the impact of forest fires, mountain pine beetle infestations, harvest and caribou conservation plans. Accordingly, forest fires, mountain pine beetle infestations, environmental protection measures and policies respecting indigenous rights and reconciliation efforts may result in government actions to reduce annual allowable cuts and timber supply that may adversely impact our access to fibre supply for our Canadian operations, including in Alberta where we expect our accelerated AAC levels to normalize post mountain pine beetle over the next several years, and may significantly increase the cost of our Canadian operations. Our inability to access secure, economical and sustainable fibre supply has resulted in decisions to permanently curtail production at certain of our Canadian operations and may result in future curtailment of production. In addition, our timber supply in B.C. may also be negatively impacted by rapid and on-going forest policy review by the B.C. Provincial Government. The current B.C. Government is more focused on conservation and preservation of forests without any balance in focus to committing a working forest landbase available to support the wood fibre needs of the forest industry. This has led to sustained uncertainty, and has had the most substantial impact to the performance of B.C. Timber Sales (BCTS). BCTS is a provincial government program that is mandated to auction 20% of the Provincial harvest, but have been selling <10% during the ongoing policy review and transition period. Many of our mills require significant amounts of their log supply from BCTS. The lack of BCTS performance has increased our dependency on other purchase sources and our tenures which may negatively increase the costs of operations. Meanwhile, the Province of B.C. has amended Forest Act legislation affecting their process for permitting and this has resulted in substantial delays and impacts to the amount of volume we can source from our tenures. The continued evolution of B.C. forest policy is creating sustained uncertainty and constraining access to the timber harvesting land base. This development and implementation of updated forest policy is ongoing and the impacts to timber supply will not be fully understood for some time. These actions could have a material impact on both the amount of our AAC forest tenures and the amount of timber that we are able to harvest from these tenures. Without significant policy change in B.C., the B.C. forest sector may continue to experience further contraction. We have entered into joint development agreements with Indigenous Nations in B.C. to ensure continued fibre supply for certain of our mills in B.C. There is no assurance that these arrangements will be successful in securing the long-term supply of fibre for these mills in B.C. We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs. - 40 -

We also rely on the purchase of logs through open market purchases and private supply agreements and log exchange agreements and increased competition for logs, or shortages of logs may result in increases in our log purchase costs. Weather fluctuations, including unusually cold or warm weather in Canada, may hamper our ability to conduct logging activities which has the potential to limit our ability to accumulate the necessary log inventories, constrain our ability to manufacture and ship SPF lumber or necessitate reduced operating schedules. For example in the 2023/2024 winter, unusually warm weather in Canada challenged our ability to accumulate log inventories for certain of our operations. United States We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. The majority of the aggregate log requirements for our U.S. mills is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results. We may experience higher competition for sustainable log supply sourcing as supply is limited by alternative demand for forests in carbon sequestration and through the increase in conversion to forest plantations or non-forest use where there is significant regional forest area decline. While the U.S. South remains a critical area of lumber supply growth and a key region for West Fraser’s growth strategy, it is important to note that this region’s economic fibre supply, cost profile and access to end-use markets for sawmill residuals are not homogenous, and that all of these factors could limit our growth opportunities. Our ability to source log supply and log costs may be impacted by regulatory changes impacting our business and the counterparts we do business with, including as a result of regulatory changes like the European Union Deforestation Regulation. U.K. and Europe Wood fibre for our U.K. and Belgium OSB, particleboard and MDF operations is purchased from government and private landowners. Changes in the log markets in which we operate and regulatory changes, like the European Union Deforestation Regulation, may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. Residuals We rely on fibre off-take agreements for certain of our Canadian solid wood operations under which we supply to third parties wood chips and other residuals generated from our lumber operations. While certain of these fibre supply agreements are long-term take-or-pay arrangements, we face counterparty risk in the event that the purchasers of our wood chips and other residuals default on their obligations. Default by our counterparties could result in us having no market for our wood chips or other residuals or force us to sell our wood chips and other residuals at then prevailing market prices which may be less than the prices under our fibre supply agreements. We rely on third party consumers of wood chips, including pulp mills and paper mills, to purchase wood chips and other residuals generated at our U.S. solid wood mills. Recent pulp and paper mill closures in the U.S. South have reduced market demand for wood chips and other residuals in the areas where we operate. In addition, wood chip and residuals supply has increased as a result in regional increases in lumber production. These demand and supply factors can both decrease the price that we can obtain for our residuals in the U.S. market and require us to seek alternate means of sale or disposal of residuals, each of which could decrease the revenues and/or increase the overall costs of our U.S. operations. While we are focused on renegotiating expiring long-term residual fibre agreements and partnering with new and emerging markets to consume residuals, there is no certainty that we will be successful in such negotiations and in such partnership opportunities and this may adversely impact cash flow and profitability of certain of our operations. If our residuals do not meet the specifications required by consumers or the specifications for such consumers change, including as a result of regulatory changes like the European Union Deforestation Regulation, we may be subject to increased costs to our operations or adverse contractual risks, including termination rights which may result in us needing to find new purchasers for our wood chips or other residuals, financial penalties and other unknown consequences, including potential lost opportunities. Additional Risks to Availability of Fibre - 41 - 2024 Annual Report | 57

When timber, wood chips, other residual fibre and wood recycled materials are purchased on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply can also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. Transportation Requirements Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and onto both domestic and international markets at cost effective rates. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third-party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. To the extent that climate change results in more frequent severe weather occurrences, we may experience increased frequency of transportation disruptions in future years which may again result in a disruption of our ability to ship lumber and other products that we manufacture, including significant transportation disruptions from severe flooding, hurricanes, and other natural disasters. In addition, the potential of increased frequency of severe weather events may ultimately result in increased transportation costs as transportation providers, including railways, undertake capital expenditures to improve the ability of the transportation infrastructure to withstand severe weather events or to repair damage from severe weather events in order to maintain services. Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail and truck capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. We may also experience labour disruptions and other additional costs in connection with the export of our product, including disruptions at the various ports and terminals from which we ship. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition, increased fuel costs and increased capital expenditures related to repair, maintenance and upgrading of transportation infrastructure. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations. Costs and Availability of Materials and Energy We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries, as well as supply disruptions may result in increased demand and costs for these raw materials and energy sources. We have experienced significant cost inflation across a number of our inputs including supplies and materials and energy. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost-reduction programs. From time to time, we enter into arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases. Fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and counterparty credit risk. Our operations depend on an uninterrupted supply of resins and chemicals, production inputs, and other supplies and resources such as skilled personnel. Supply may be interrupted due to a shortage or the scarce nature of inputs, especially with regard to chemicals. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Our business is sensitive to global supply chain events, like those seen in relation to COVID-19, which impact our ability to source supplies required for our operations and could result in the increase in costs of those - 42 -

supplies. Any interruptions to the procurement and supply of resins, chemicals, production inputs and other supplies, or the availability of skilled personnel, as well as continued increased rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition. Operational Curtailments From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, transportation disruptions, unavailability of staff, fire hazards, and the availability or cost of raw materials including logs, wood chips, resins and chemicals. In addition, the potential increased frequency of extreme weather events associated with climate change may result in operational curtailments becoming more frequent than we have experienced historically. In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins. In Canada, a portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood plants. We also need to source from third parties wood chips. If wood chip availability is reduced because of production curtailments, improved manufacturing efficiencies, inability to source from third parties, profitably or at all, or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs. In Canada, a substantial portion of the sawdust requirements of our Canadian MDF operations are provided by our Canadian sawmills and plywood and LVL plants. If sawdust is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our MDF operations may incur additional costs to acquire or produce additional sawdust or be forced to reduce production. Conversely, MDF mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs. Labour and Services Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centers, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or impacting the ability to execute on our capital projects including timing and costs. We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs, supply constraints and litigation that could have a material adverse effect on our business. In addition, disputes with the unions that represent our employees may lead to litigation, the result of which may adversely impact cash flow and profitability of certain of our operations. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities. Approximately 29% of our employees are covered by collective agreements. All of our U.K. and Belgian union contracts are evergreen. Union agreements representing approximately 15% and 4% of our unionized employees expire in 2025 and 2026, respectively. In the event that we are unable to renew these collective agreements upon their expiry or the expired collective agreement in the near term, we could experience strikes or labour stoppages at the impacted facilities which could result in lost production and sales, higher costs and/or supply constraints. - 43 - 2024 Annual Report | 59

We are also subject to risks relating to the health and safety of our employees and contractors. While we strive to ensure safety through a comprehensive framework of inspections, hazard identification and risk assessments, regular health and safety training programs and initiatives, tests of equipment and regular preventative maintenance, in general, due to the nature of our operations, our employees and contractors may be subject to operational hazards and risks such as, among others, fires (including forest fires), wood dust, heavy machinery, chemicals, explosions, blow-outs, power outages, extreme weather conditions, natural disasters, equipment failures, manufacturing and engineering flaws, pollution and other environmental risks, and accidents, any of which could lead to harm to individuals including personal injury or death. Apart from the impact on our people, threats to health and safety could cause labour interruptions or shortages and have an adverse effect on our reputation, operations and financial results. Environment We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land- use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions, including significantly impairing our ability to access and operate within regions of threatened or endangered species and critical habitat. We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations and the National Ambient Air Quality Standards for Particulate Matter (PM) for PM2.5. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. These laws, regulations and restrictions may be expanded to require us to take measures to protect or enhance the environment in which we operate, including measures to protect biodiversity, conserve habitats and reduce risk of invasive transportation of species to new ecosystems. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company which could require us to incur increased capital expenditures, including further Best Available Control Technology or result in increased operating expenses or limit or constrain our ability to obtain permits and authorizations to advance our business and capital/modernization plans. In addition, we anticipate incurring additional capital expenditures in connection with capital projects that we plan to undertake in order to achieve our targeted greenhouse gas emission objectives. These capital expenditures may be greater than initially projected, and changes in environmental laws could impose more stringent requirements than our targeted objectives and result in increased capital expenditures or acceleration of the time for completion of the capital projects or delays in our ability to obtain permitting or execute on our new capital and modernization plans. No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs or negatively impair our ability to access and operate within regions of threatened or endangered species and critical habitat. In addition, laws and regulations could become more stringent or subject to different interpretation in the future. We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results. We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to the Annual Financial Statements. Changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for - 44 -

winter and summer, can adversely impact our ability to meet our reforestation obligations and the expected cost to settle these liabilities. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals. Our Canadian woodland operations, and the harvesting operations of our many key U.S. log and European wood fibre suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of wood fibre and operations. Climate Change, Environmental and Social Risks We face direct risks associated with climate change and the environment, as well as indirect risks resulting from the growing international concern regarding climate change, environmental and social matters. Specifically, there has been a significant increase in focus on the timing and ability of organizations to transition to a lower-carbon economy and to demonstrate a commitment to environmental, social and governance issues. Governments, financial institutions, insurance companies, environmental and governance organizations, institutional investors, social and environmental activists, and individuals are increasingly seeking to implement, among other things, regulatory developments, policy changes and investment patterns, which, individually and collectively may have financial implications for both us and our stakeholders (i.e., customers, suppliers, shareholders). Our business operations face risks associated with climate change and the environment. These risks include the following, as identified and discussed in this Risk and Uncertainties section of this MD&A: • reduced access to fibre for our operations due to increased tree mortality or damage, including as a result of wildfire, extreme weather, drought and insect infestation; • transportation disruption due to extreme weather events, including flooding and forest fires; • risk to the availability of timber supply resulting from reduced timber supply, forest fires, and reduced forest access; • unplanned mill curtailments due to extreme weather or fire damage or power disruption. We also face transition risks attributable to climate change resulting from adaptation to climate change and government regulations in response to climate change, including: • the potential of increasing energy costs; • changes in land-use and forest conservation practices; • increased capital expenditures associated with improving energy efficiency and meeting decarbonization objectives; • increased operating expenses associated with carbon pricing; • our inability to successfully transition to low-carbon technologies and operations. In addition, climate change and its associated impacts may increase our exposure to, and magnitude of, other risks identified in this Risk and Uncertainties section of this MD&A. Overall, we continue to assess the degree to which climate change related regulatory, climatic conditions, and climate- related transition risks could impact our financial and operating results. Our business, financial condition, results of operations, cash flows, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, ability to fund dividend payments and/or business plans may, in particular, without limitation, be adversely impacted as a result of climate change and its associated impacts. We have initiated a formal climate change scenario analysis, informed by the Task Force on Climate-related Disclosures (TCFD) recommendations, to understand the potential impacts of climate- related risks and opportunities using different scenarios to help enhance our corporate strategy, supply planning and risk management and create awareness with our stakeholders, and build business resiliency. We also face potential strategic, reputational, business, legal and regulatory risks relating to our actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, progress against our - 45 - 2024 Annual Report | 61

environmental or social commitments, or our disclosures on these matters. Investors and stakeholders increasingly compare companies based on climate-related performance and a perception among financial institutions and investors that our ESG initiatives, including the forestry industry’s sustainability initiatives, are insufficient, could adversely affect our reputation and ability to attract investors and capital. In addition, there is a risk that plaintiffs may assert “greenwashing” claims under new provisions of the Competition Act (Canada) on the basis of statements we make relating to the environmental benefits of our products or businesses. In 2022, we joined the Science-Based Targets Initiative, which included setting specific science-based targets to achieve GHG emissions reduction across all our operations by 2030, as part of our overall sustainability and ESG initiatives. There is a risk that we will not meet our GHG emissions reduction targets, that some or all of the expected benefits and opportunities of achieving our various GHG and sustainability targets may fail to materialize, and that achieving the targets may cost more to achieve than projected or may not occur within anticipated time periods. Our failure to achieve our GHG or our sustainability targets, or a perception by key stakeholders, including our customers and our investors, that our GHG targets or other ESG initiatives are insufficient, could adversely affect our reputation and our ability to attract investors, capital and insurance coverage. Further, actions taken by us to meet our GHG targets and achieve our sustainability objectives may ultimately increase our projected capital expenditures and our costs of operations. In addition, our ability to access capital or the costs of available capital may be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive sustainability policies than we have committed to. Indigenous Groups Issues relating to Indigenous groups, including Indigenous Nations, Métis and others, have the potential for an impact on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Indigenous groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Indigenous groups or steps governments may take in favour of Indigenous groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land. This includes potential Indigenous joint decision-making and consent agreements under the B.C. Declaration on the Rights of Indigenous Peoples Act related to forestry. We participate, as requested by the government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Indigenous rights and title and the consultation process continue to evolve, as treaty and non-treaty negotiations continue, and as governments continue to announce and implement further policy and legislative changes to Indigenous interests (including, but not limited to the British Columbia Declaration of the Rights of Indigenous Peoples Act) and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, we cannot assure that Indigenous claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights. The Government of British Columbia’s evolving forest policy’s coupled with Indigenous Nations consultation and involvement in the land use planning process is expected to reduce the availability of and increase the timeline for, receipt of cutting permits and restrict volume available for harvest. Recoverability of Capital Assets and Goodwill Our capital assets and goodwill could become impaired, which could have a material non-cash adverse effect on our results of operations. We review our operations for events and circumstances that could indicate that the carrying value of our long-lived assets and goodwill may not be recoverable. If indicators of impairment are determined to exist, we review the recoverability of the carrying value of long-lived assets by estimating the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value in use. We also review our goodwill for impairment annually and when events or changes in circumstances indicate that the carrying value of the CGU or group of CGUs associated with the goodwill balance is not recoverable. We determine the value in use of assets and cash- generating units using discounted cash flow models. We make multiple assumptions in estimating future cash flows. Key assumptions include production volumes, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions were derived using external sources and historical data from internal sources and are outlined in note 9 to the Annual Financial Statements. There are numerous uncertainties and sensitivities inherent in making these estimates, including many factors beyond our control, that could cause actual results to differ materially from expected financial and - 46 -

operating results. If management’s estimates of forecasted results deteriorate, we may be required to recognize material non-cash charges relating to impairments of capital assets and/or goodwill. If a goodwill impairment charge is incurred, such charges are not reversible at a later date even when the events and circumstances that caused the impairment loss are favourably resolved. As a result of these uncertainties and the significant amount of goodwill ($1,879 million at December 31, 2024), our operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment, and actual results may be less favourable than estimated returns and initial financial outlook. In our Europe EWP CGU, we recorded an impairment loss of $70 million during the year ended December 31, 2024 driven primarily by an extension of the expected duration of the recovery of mid-cycle pricing. The estimated recoverable amount of the Europe EWP CGU group is sensitive to minor changes in key assumptions, in particular, product pricing, production volumes and operating costs. As it relates to the U.S. lumber CGU group, a reasonably possible change in certain key assumptions could cause the carrying amount to exceed the recoverable amount. For the U.S. Lumber CGU group, a 1% change in product pricing, a 5% change in production volumes or a 1% change in operating costs, each could cause the recoverable of the U.S. Lumber CGU group to equal its carrying amount. For additional information regarding goodwill, see note 9 to the Annual Financial Statements. Regulatory Our operations are subject to extensive general and industry-specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Indigenous groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions. Natural and Man-Made Disasters and Climate Change Adaptation Our operations are subject to adverse natural or man-made events such as forest fires, flooding, drought, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, mudslides, road washouts, snow, ice storms, and the spread of disease and insect infestations. These conditions have hampered, and may hamper in the future, our ability to conduct logging activities, constrain our ability to manufacture and ship our products or necessitate reduced operating schedules. Trends towards heavier precipitation patterns, changes to water quality and water storage on the land base can result in the overall degradation of water quality and reduced water supply levels. These events could damage or destroy or adversely affect the operations at our physical facilities or the cost, availability, and quality of our timber supply, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. We have limited insurance arrangements in place to cover such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to protect us against such losses, if at all. As is common in the industry, we do not insure loss of standing timber for any cause. In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions. Information Technology - 47 - 2024 Annual Report | 63

We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations. In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business. In addition, the history of our operations has resulted in multiple information technology platforms and applications across our business operations which complicates our business controls and processes, including our internal controls over financial reporting. Our strategy is to integrate and unify these information technology systems in order to gain efficiencies in our operations and to optimize our finance, sales, inventory management, maintenance and business intelligence functions. Our inability to integrate these systems, or delay in completing this integration, could result in impediments to our growth and profitability and increase our costs of operations and regulatory compliance. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees and customers. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information. If our security measures and technology are not effective in ensuring unauthorized access to personally identifiable information, we may be subject to fines and/or penalties under privacy laws and regulations and our reputation with our customers, suppliers and employees may be adversely impacted. Cyber Security Our information and operations technology systems, including process control systems, are subject to heightened cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. While we have information and cyber security programs in place, the measures, controls and technology on which West Fraser relies may not be adequate due to the increasing volumes, sophistication and rapidly evolving nature of cyber threats. We have had in the past, and may in the future, experience cyber security incidents. Any such incident, attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Our exposure to these risks cannot be fully mitigated due to the nature of these threats. Our inability to adequately address risks from cyber security attacks could result in significant disruption to our information technology infrastructure and business applications, stoppage to our major operating, sales and financial processes and harm to our reputation and relationships with our customers and suppliers. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs as a result of cyber security incidents for which we do not have insurance coverage. In order to mitigate against the impact of potential cyber security breaches, we will be reliant on our disaster recovery and business continuity plans in order to continue our business operations with minimal disruption in the event of a cyber security breach. The success of these disaster recovery and business continuity plans will be contingent upon our ability to design and maintain effective plans that are resilient and will enable us to protect our information technology systems and data without disruption to our business. Our inability to design and maintain effective recovery systems may adversely impact our ability to manage a cyber security breach without disruption to our operations with the result that our reputation may be harmed, we may be subject to regulatory reporting risk, our relationships with our customers and suppliers may be harmed and our result of operations may be adversely impacted. - 48 -

In addition to risks we face from cyber security incidents directed at our systems, we also face risks from cyber security incidents impacting third parties, including but not limited to contractors, customers, consultants and suppliers, directly or indirectly involved in our business and operations. We are vulnerable to damage and interruptions from incidents involving these third parties, and may be exposed to consequences that could have a material adverse effect on our financial condition, operations, production, sales and business. Legal Proceedings The Company is subject to various investigations, claims and legal, regulatory and tax proceedings covering a wide range of matters, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably. We establish provisions for matters that are probable and can be reasonably estimated in accordance with our accounting policies, however there is no assurance that our estimates will be accurate. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations. We produce a variety of wood-based panels that are used in new home construction, repair and remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, we have been and may in the future be, involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors. Tax Exposures In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities. Capital Intensity Our business and the production of wood-based products is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable. We are required to review our long-lived assets for indicators that their carrying values are not recoverable. Indicators could include high raw material costs, high energy costs, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded. Potential Future Changes in Tax Laws, including Tax Rates Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which we operate. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of our securities, including without limitation the Pillar Two model rules and other tax reforms. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice - 49 - 2024 Annual Report | 65

that could have such an effect. At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect us or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies. Foreign Currency Exchange Rates Our Canadian operations sell the majority of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices while a significant portion of their operational costs and expenses are incurred in Canadian dollars. Our U.K. operations sell a portion of their products at prices denominated in Euros while the majority of their costs are incurred in British pounds sterling. Accordingly, exchange rate fluctuations will result in exchange gains or losses recorded in earnings and other comprehensive earnings. This results in significant earnings sensitivity to changes in the relative value of the United States dollar in comparison to the value of the Canadian dollar, British pound sterling and Euro. These exchange rates are affected by a broad range of factors which makes future rates difficult to accurately predict. Significant fluctuations in relative currency values may also negatively affect the cost competitiveness of our facilities, the value of our foreign investments, the results of our operations and our financial position. Financial Capital Plans Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we will from time to time undertake the acquisition of facilities or the rebuilding or modernization of existing facilities, including the rebuilding and modernization of existing and newly acquired facilities and the incorporation of new technologies in our production facilities to improve operating efficiencies and reduce costs. We may also in the future be required to undertake capital projects to (i) address or mitigate the impacts of climate change and extreme weather events at our facilities, (ii) comply with new government regulation directed at reducing the impacts of climate change; (iii) reduce the carbon intensity or footprint of our existing operations by reducing or eliminating fossil fuel usage, or (iv) comply with new government regulation directed at improving environmental protection. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties. In addition, our ability to achieve our capital plans on budget and within the projected time frames will be contingent on our ability to build accurate business plans, budget and forecasts based on sound business assumptions. Our inability to develop accurate business plans, budgets and forecasts could result in increased costs of completion and our inability to realize the planned economic benefits of our capital plans. Our inability to modernize and incorporate new technologies into our existing production facilities could result in increased or high operating expenses or less than optimum operational capacities which may result in our facilities not being competitive with the production facilities of our competitors. Capital Resources We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital - 50 -

expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows. Availability of Credit We rely on long-term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect: • our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment; • our ability to comply with covenants under our existing credit or debt agreements; • the ability of our customers to purchase our products; and • our ability to take advantage of growth, expansion or acquisition opportunities. In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non-fixed rate debt, which would increase our costs of borrowing and adversely affect our results. We have a term loan maturing in July 2025. There is no assurance that financing will be available to us when required or available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance this borrowing when it becomes due. Credit Ratings Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition. Wood Dust Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle-killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion, fire or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, increases in insurance costs, exposure to litigation, regulatory fines and/or penalties and damage to our reputation as an employer, each of which would have a material adverse effect on our business. Pension Plan Funding We are the sponsor of several defined benefit pension plans which exposes us to market risks related to plan assets and liabilities. Funding requirements for these plans are based on regulatory requirements, actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes. We also have a number of supplemental executive pension plans that have no funding requirement and as such are largely unfunded. International Sales - 51 - 2024 Annual Report | 67

A portion of our products are exported to customers in China, Japan and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Strategic Initiatives Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospects. Acquisitions We may evaluate and complete potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations. Our inability to identify accretive acquisition targets and complete acquisitions may negatively impact our ability to grow our business operations and deploy our capital. Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, labour relations, litigation, environmental, tax and other risks. There is no assurance that the due diligence that we undertake, including accounting, tax, regulatory and business due diligence, will be sufficient to identify all risks associated with any prospective acquisition that we undertake. Further, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Specifically, there is no assurance that we will achieve the anticipated growth opportunities, synergies, efficiencies and costs savings from the combined business in respect of any acquisition that we undertake. Any of these adverse outcomes could result in us not achieving the financial benefits of prospective acquisitions and have a material adverse effect on our profitability. Return of Capital to Shareholders We have returned capital to our shareholders in 2024 through a combination of dividends and share repurchases, both through our normal course issuer bid and in 2021 and 2022 through substantial issuer bids. There is no assurance that we will continue to return capital to shareholders in future years, or as to the amount of capital that will be returned. Further, decisions to return capital to shareholders remain at the discretion of our board of directors and shareholders may not agree with the manner and the amounts of capital that are returned to shareholders. The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. There is no assurance that our board of directors will continue to maintain our dividend at the current rate. Our board of directors has the power to declare dividends at its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future. Risks Associated with the NYSE Listing and Litigation The West Fraser Common shares are listed on the NYSE. Our continued listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser. - 52 -

Risk Associated with Internal Controls We are required to maintain and evaluate the effectiveness of our internal control over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Securities Exchange Act of 1934 in the United States. Effective internal controls are required for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS Accounting Standards. Management assesses the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also engage an independent registered public accounting firm to audit and provide an independent opinion on the effectiveness of our internal control over financial reporting. There is no assurance that we will be able to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal control over financial reporting are effective. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No evaluation can provide complete assurance that our internal control over financial reporting will prevent or detect misstatements on a timely basis, or detect or uncover all failures of persons employed by us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Our failure to satisfy these requirements on a timely basis could result in the loss of investor confidence in the accuracy and reliability of our financial statements, which in turn could harm our business, expose us to legal or regulatory actions and negatively impact the trading price of our Common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us. Contagious Disease Pandemics, epidemics and other outbreaks of contagious diseases could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements. In addition, our future business may be impacted by the local, regional, national or international outbreak or escalation of other contagious diseases, viruses or other illnesses. Our Common Shares May be Subject to Trading Volatility Our Common shares will be subject to material fluctuations in trading prices and volumes which may increase or decrease in response to a number of events and factors, which will include: • changes in the market price of the commodities that we sell and purchase; • current events affecting the economic situation in North America, Europe and the international markets in which our products are sold; • the impact of tariffs or the perceived impact of tariffs on the wood products that we export to the U.S.; • trends in the lumber and OSB industries and other industries in which we operate; • regulatory and/or government actions; - 53 - 2024 Annual Report | 69

• changes in financial estimates and recommendations by securities analysts; • future acquisitions and financings; • the economics of current and future projects undertaken by us; • variations in our operating results, financial condition or dividend policies; • the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser; • the issuance of additional equity securities by us; and • the occurrence of any of the risks and uncertainties described above. In addition to factors directly affecting West Fraser, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance. CONTROLS AND PROCEDURES West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. Disclosure Controls and Procedures We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our CEO and CFO, has conducted an evaluation of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, management, under the supervision of our CEO and CFO, has concluded that our disclosure controls and procedures were effective as of December 31, 2024. Management’s Report on Internal Control Over Financial Reporting Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards. During the year ended December 31, 2024, we completed the migration of the billing and revenue accounting application used at our North American OSB operations to the application used by our other North American operations. The implementation has allowed for improved standardization within the accounting function and did not materially affect our internal control over financial reporting. There has been no change in our internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report - 54 -

included with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION Transactions Between Related Parties The Company has entered into executive compensation arrangements with key management personnel, consisting of our directors and officers. These individuals have the authority and responsibility for overseeing, planning, directing, and controlling our activities. Total compensation expense for key management personnel was $19 million in 2024, compared to $29 million in 2023. The decrease in compensation expense was due primarily to lower equity-based compensation. See note 21 to the Annual Financial Statements for additional details. Non-GAAP and Other Specified Financial Measures Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non- GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Adjusted EBITDA and Adjusted EBITDA by Segment Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense. Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, - 55 - 2024 Annual Report | 71

and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

See note 19 to the Annual Financial Statements for a breakdown of the items making up Other. Other is comprised primarily of foreign exchange revaluations and gains/losses on our electricity swaps and interest rate swaps.

Annual Adjusted EBITDA

($ millions)

	2024	2023	2022
Earnings (loss)	$ (5)	$ (167)	$ 1,975
Finance expense (income), net	(34)	(51)	3
Tax provision (recovery)	43	(61)	618
Amortization	549	541	589
Equity-based compensation	14	25	5
Restructuring and impairment charges	102	279	60
Other expense (income)	2	(5)	(37)
Adjusted EBITDA	$ 673	$ 561	$ 3,212

Quarterly Adjusted EBITDA

($ millions)

	Q4-24	Q3-24	Q4-23
Loss	$ (62)	$ (83)	$ (153)
Finance income, net	(12)	(7)	(14)
Tax provision (recovery)	20	(26)	(50)
Amortization	138	136	136
Equity-based compensation	(1)	15	15
Restructuring and impairment charges	68	18	134
Other expense (income)	(11)	8	30
Adjusted EBITDA	$ 140	$ 62	$ 97

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.

Annual Adjusted EBITDA by Segment ($ millions)

2024	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$ (303)	$ 459	$ (13)	$ (110)	$ (26)	$ 7
Amortization	192	284	14	48	11	549
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	28	1	3	70	1	102
Adjusted EBITDA by segment	$ (82)	$ 744	$ 4	$ 8	$ —	$ 673

2023		Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$	(319) $	316 $	(242) $	(3) $	(35) $	(284)
Amortization		185	273	24	49	10	541
Equity-based compensation		—	—	—	—	25	25
Restructuring and impairment charges		137	—	142	—	—	279
Adjusted EBITDA by segment	$	2 $	589 $	(77) $	46 $	— $	561

Quarterly Adjusted EBITDA by Segment ($ millions)

Q4-24		Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$	(25) $	56 $	(14) $	(80) $	(2) $	(65)
Amortization		47	71	4	12	3	138
Equity-based compensation		—	—	—	—	(1)	(1)
Restructuring and impairment charges (reversal)		(1)	—	—	70	—	68
Adjusted EBITDA by segment	$	21 $	127 $	(10) $	2 $	— $	140

Q3-24		Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$	(126) $	50 $	(2) $	(11) $	(19) $	(108)
Amortization		46	71	4	12	3	136
Equity-based compensation		—	—	—	—	15	15
Restructuring and impairment charges		18	—	—	—	1	18
Adjusted EBITDA by segment	$	(62) $	121 $	2 $	1 $	— $	62

Q4-23		Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$	(228) $	74 $	(7) $	(10) $	(17) $	(187)
Amortization		48	69	3	13	3	136
Equity-based compensation		—	—	—	—	15	15
Restructuring and impairment charges		128	—	6	—	—	134
Adjusted EBITDA by segment	$	(51) $	143 $	2 $	3 $	— $	97

Available liquidity

Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)		December 31, 2024	December 31, 2023
Cash and cash equivalents	$	641 $	900
Operating lines available (excluding newsprint operation)[1]		1,044	1,054
		1,685	1,954
Cheques issued in excess of funds on deposit		—	—
Borrowings on operating lines		—	—
Available liquidity	$	1,685 $	1,954

1. Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.

2024 Annual Report | 73

Total debt to total capital ratio Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. The following table outlines the composition of the measure. Total Debt to Capital ($ millions) December 31, December 31, 2024 2023 Debt Operating loans $ — $ — Current and non-current lease obligation 29 39 Current and non-current debt 200 500 Derivative liabilities1 — — Open letters of credit1 36 43 Total debt 265 582 Shareholders’ equity 6,954 7,223 Total capital $ 7,219 $ 7,805 Total debt to capital 4% 7% 1. Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation. Net debt to capital ratio Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents. The following table outlines the composition of the measure. Net Debt to Capital ($ millions) December 31, December 31, 2024 2023 Debt Operating loans $ — $ — Current and long-term lease obligation 29 39 Current and long-term debt 200 500 Derivative liabilities1 — — Open letters of credit1 36 43 Total debt 265 582 Cash and cash equivalents (641) (900) Open letters of credit (36) (43) Derivative liabilities — — Cheques issued in excess of funds on deposit — — Net debt (412) (361) Shareholders’ equity 6,954 7,223 Total capital $ 6,542 $ 6,862 Net debt to capital (6%) (5%) 1. Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation. - 58 -

Expected capital expenditures This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A. Glossary of Key Terms We use the following terms in this MD&A: Term Description AAC Annual allowable cut ADD Antidumping duty AR Administrative Review by the USDOC B.C. British Columbia BCTMP Bleached chemithermomechanical pulp CAD or CAD$ Canadian dollars CEO President and Chief Executive Officer CFO Senior Vice-President, Finance and Chief Financial Officer CGU Cash generating unit COSO Committee of Sponsoring Organizations of the Treadway Commission CPP Cariboo Pulp & Paper Crown timber Timber harvested from lands owned by a provincial government CVD Countervailing duty DC&P Disclosure Controls and Procedures EDGAR Electronic Data Gathering, Analysis and Retrieval System ESG Environmental, Social and Governance EWP Engineered wood products GBP British pound sterling GHG Greenhouse gas ICFR Internal Control over Financial Reporting IFRS Accounting Standards International Financial Reporting Standards as issued by the International Accounting Standards Board LVL Laminated veneer lumber MDF Medium-density fibreboard NA North America NA EWP North America Engineered Wood Products NBSK Northern bleached softwood kraft pulp NCIB Normal course issuer bid 2023 NCIB Normal course issuer bid - February 27, 2023 to February 26, 2024 2024 NCIB Normal course issuer bid - March 1, 2024 to February 28, 2025 NI 52-109 National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings Norbord Norbord Inc. Norbord Acquisition Acquisition of Norbord completed February 1, 2021 NYSE New York Stock Exchange OSB Oriented strand board POI Period of Investigation in respect of an USDOC administrative review PPE Property, plant, and equipment - 59 - 2024 Annual Report | 75

Q1-24 or Q1-23 three months ended March 29, 2024 or March 31, 2023 and for balance sheet amounts as at March 29, 2024 or March 31, 2023 Q2-24 or Q2-23 three months ended June 28, 2024 or June 30, 2023 and for balance sheet amounts as at June 28, 2024 or June 30, 2023 Q3-24 or Q3-23 three months ended September 27, 2024 or September 29, 2023 and for balance sheet amounts as at September 27, 2024 or September 29, 2023 Q4-24 or Q4-23 three months ended December 31, 2024 or 2023 and for balance sheet amounts as at December 31, 2024 or 2023 SEDAR+ System for Electronic Document Analysis and Retrieval + SOFR Secured Overnight Financing Rate SOX Section 404 of the Sarbanes-Oxley Act SPF Spruce/pine/balsam fir lumber Spray Lake lumber mill Spray Lake Sawmills (1980) Ltd. SYP Southern yellow pine lumber TSX Toronto Stock Exchange U.K. United Kingdom UKP Unbleached kraft pulp U.S. United States USD or $ or US$ United States Dollars USDOC United States Department of Commerce USITC United States International Trade Commission Forward-Looking Statements This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Forward-looking statements included in this MD&A include references to: Discussion Forward-Looking Statements Our Business and Strategy our corporate strategy and objectives to generate strong financial results through the business cycle, to maintain robust product and geographic diversity, to maintain a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives Recent Developments – Markets impact of new home construction activity, interest rates and inflationary price pressures, mortgage rates, housing supply and demand and affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, capacity contraction in lumber supply fundamentals, expectations regarding near, medium and longer-term core demand, prospect of future interest rate cuts, import trends and inflation; impact of new or reduced lumber and OSB production capacity on market supply and pricing - 60 -

Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR6 and AR7 duty rates Business Outlook – Markets market conditions, housing affordability, demand for our products over the near, medium and longer term, growing market penetration of mass timber, impacts of interest rates and mortgage rates, rates for U.S. housing starts, inflationary pressures, ability to capitalize on long-term growth opportunities; and expectations as to reductions of interest rates, impact of broader economy and employment slowing and potential for demand decline in near term, ongoing geopolitical conflict, financial impact of our Pulp & Paper segment and contribution and variability to our consolidated results Business Outlook – Softwood lumber dispute the timing and finalization of the AR6 and AR7 duty rates and their impact on our financial position Business Outlook – Operations production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, and the impact of tariffs on SPF lumber and OSB shipments into the U.S. from Canada, operating costs, fibre costs, expectation of trends in B.C. and Alberta stumpage rates, U.S. South log costs and trends to be largely similar to those of 2024, with region- specific log costs varying, the stability of costs from inputs continuing in the near term for U.S. OSB, increased demand tension for pulp logs as primary source for OSB production as a result of recent sawmill curtailments, expected stabilization of input costs for Europe EWP, including energy and resin costs, in 2025, near 2024 levels, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the contribution to our overall OSB platform with modern Allendale OSB facility operating, and expectations as to moderation of input costs and improved availability across supply chain Business Outlook – Cash Flows projected cash flows from operations and available liquidity, projected capital expenditures, total estimated capital costs, completion dates and ramp-up periods (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases Liquidity and Capital Resources available liquidity, our policy on capital management, maintenance of investment grade issuer rating, and our goal to maintain a balanced capital allocation strategy By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: • assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East; • future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products; • near and long-term impacts and uncertainties of U.S. administration tariff and other policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations; • global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products; • continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations; • risks inherent in our product concentration and cyclicality; • effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips; • effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs; - 61 - 2024 Annual Report | 77

• availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services; • the recoverability of property, plant and equipment ($3,842 million), goodwill and intangibles ($2,180 million), both as at December 31, 2024, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations; • transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes; • the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved; • various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees; • risks inherent to customer dependence; • risks associated with international trade, including impact of future cross border trade rulings, agreements and duty rates; • implementation of important strategic initiatives and identification, completion and integration of acquisitions; • impact of changes to, or non-compliance with, environmental or other regulations; • government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned; • the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated; • changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply; • impact of weather and climate change on our operations or the operations or demand of our suppliers and customers; • ability to implement new or upgraded information technology infrastructure; • impact of information technology service disruptions or failures; • impact of any product liability claims in excess of insurance coverage; • risks inherent to a capital intensive industry; • impact of future outcomes of tax exposures; • potential future changes in tax laws, including tax rates; • risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company; • effects of currency exposures and exchange rate fluctuations; • fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation; • future operating costs; • availability of financing, bank lines, securitization programs and/or other means of liquidity; • continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures; • our ability to continue to maintain effective internal control over financial reporting; • the risks and uncertainties described in this document; and • other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators. In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws. - 62 -

Additional Information Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar. Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness. - 63 - 2024 Annual Report | 79

2024 Audited Statements Consolidated Financial Statements West Fraser Timber Co. Ltd. December 31, 2024 and 2023

RESPONSIBILITY OF MANAGEMENT Management’s Report on the Consolidated Financial Statements The accompanying consolidated financial statements and related notes are the responsibility of the management of West Fraser Timber Co. Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements. The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee reviews the Company’s consolidated financial statements and reports its findings to the Board of Directors for consideration before the consolidated financial statements are approved for issuance to shareholders and submitted to securities commissions and/or other regulatory authorities. The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of the Company’s independent registered public accounting firm. The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, performed an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2024. PricewaterhouseCoopers LLP has full and independent access to the Audit Committee to discuss their audit and related matters. Management’s Report on Internal Control over Financial Reporting Under our supervision, management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards. Under our supervision, management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Sean McLaren /s/ Chris Virostek Sean McLaren Chris Virostek President and Chief Executive Officer Senior Vice-President, Finance and Chief Financial Officer February 12, 2025 -2- 2024 Annual Report | 81

PricewaterhouseCoopers LLP PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Goodwill Impairment Assessments As described in note 9 to the consolidated financial statements, the Company’s goodwill balance was $1,879 million as of December 31, 2024. Management conducts an annual impairment assessment in the fourth quarter, or more frequently if an indicator of impairment is identified. Management assesses the recoverability of goodwill by comparing the carrying value of each cash generating unit (CGU) or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is determined based on the higher of its estimated fair value less costs of disposal and its value in use. An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount of the CGU or group of CGUs. Management has determined the recoverable amount of each CGU or group of CGUs based on their fair value less cost of disposal using discounted cash flow models. The key 2024 Annual Report | 83

assumptions used in the discounted cash flow models include: production volume, product pricing, operating costs, terminal multiples and discount rates. With the exception of the Europe Engineered Wood Product (EWP) group of CGUs, the estimated recoverable amount of each CGU or group of CGUs exceeded its respective carrying amount in management’s goodwill impairment assessments, and as such, no impairment losses were recorded. For the Europe EWP group of CGUs, a goodwill impairment loss of $70 million was recorded by management. The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are: i) the significant judgment by management when determining the recoverable amount of each CGU or group of CGUs, including the development of key assumptions; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions in the discounted cash flow models related to production volume, product pricing, operating costs, terminal multiples and discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the determination of the recoverable amount of each CGU or group of CGUs . These procedures also included, among others, testing management’s process for determining the recoverable amount of each CGU or group of CGUs, including evaluating the appropriateness of the discounted cash flow models, testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the key assumptions used by management. Evaluating the reasonableness of production volume, product pricing and operating costs involved considering the past performance of the CGU or group of CGUs, as well as economic and industry forecasts, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow models, and the reasonableness of terminal multiples and discount rates. /s/PricewaterhouseCoopers LLP Chartered Professional Accountants Vancouver, Canada February 12, 2025 We have served as the Company’s auditor since 1973.

West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of United States dollars, except where indicated)

	Note	December 31, 2024	December 31, 2023
Assets			
Current assets			
Cash and cash equivalents	4	$ 641	$ 900
Receivables	23	294	311
Income taxes receivable		22	93
Inventories	5	844	851
Prepaid expenses		36	40
Assets held for sale	6	—	182
		1,837	2,377
Property, plant and equipment	7	3,842	3,835
Timber licences	8	358	376
Goodwill and other intangible assets	9	2,180	2,307
Export duty deposits	26	408	377
Other assets	10	129	137
Deferred income tax assets	20	7	6
		$ 8,760	$ 9,415
Liabilities			
Current liabilities			
Payables and accrued liabilities	11	$ 604	$ 620
Current portion of long-term debt	13	200	300
Current portion of reforestation and decommissioning obligations	12	55	60
Income taxes payable		75	7
Liabilities associated with assets held for sale	6	—	63
		934	1,050
Long-term debt	13	—	199
Other liabilities	12	264	260
Deferred income tax liabilities	20	609	683
		1,807	2,193
Shareholders' Equity			
Share capital	15	2,549	2,607
Retained earnings		4,726	4,913
Accumulated other comprehensive loss		(321)	(297)
		6,954	7,223
		$ 8,760	$ 9,415

The number of Common shares and Class B Common shares outstanding at February 11, 2025 was 79,689,597.

Approved by the Board of Directors

/s/ Gillian D. Winckler
Gillian D. Winckler
Director

/s/ Reid Carter
Reid Carter
Director

-6-

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West Fraser Timber Co. Ltd. Consolidated Statements of Loss and Comprehensive Loss (in millions of United States dollars, except where indicated) Years Ended December 31, December 31, 2024 2023 Sales $ 6,174 $ 6,454 Costs and expenses Cost of products sold 4,333 4,685 Freight and other distribution costs 815 894 Export duties, net 26 72 8 Amortization 549 541 Selling, general and administration 282 307 Equity-based compensation 16 14 25 Restructuring and impairment charges 17 102 279 6,167 6,738 Operating earnings (loss) 7 (284) Finance income, net 18 34 51 Other income (expense) 19 (2) 5 Earnings (loss) before tax 38 (228) Tax recovery (provision) 20 (43) 61 Loss $ (5) $ (167) Loss per share (dollars) Basic 22 $ (0.06) $ (2.01) Diluted 22 $ (0.07) $ (2.01) Comprehensive loss Loss $ (5) $ (167) Other comprehensive earnings (loss) Items that may be reclassified to earnings Translation gain (loss) on operations with different functional currencies (24) 34 Items that will not be reclassified to earnings Actuarial gain (loss) on retirement benefits, net of tax 14 8 (35) (16) — Comprehensive loss $ (21) $ (167) -7-

West Fraser Timber Co. Ltd.
Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated)

	Note	Share Capital: Number of Shares Issued and Outstanding	Share Capital: Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2022		83,555,414	$ 2,667	$ 5,283	$ (332)	$ 7,619
Loss for the year		—	—	(167)	—	(167)
Other comprehensive earnings (loss):						
Translation gain on operations with different functional currencies		—	—	—	34	34
Actuarial loss on retirement benefits, net of tax		—	—	(35)	—	(35)
Issuance of Common shares	15	383	—	—	—	—
Repurchase of Common shares for cancellation	15	(1,834,801)	(60)	(69)	—	(129)
Dividends declared[1]		—	—	(100)	—	(100)
Balance at December 31, 2023		81,720,996	$ 2,607	$ 4,913	$ (297)	$ 7,223
Loss for the year		—	—	(5)	—	(5)
Other comprehensive earnings (loss):						
Translation loss on operations with different functional currencies		—	—	—	(24)	(24)
Actuarial gain on retirement benefits, net of tax		—	—	8	—	8
Issuance of Common shares	15	12,550	1	—	—	1
Repurchase of Common shares for cancellation	15	(1,745,280)	(59)	(88)	—	(147)
Dividends declared[1]		—	—	(102)	—	(102)
Balance at December 31, 2024		79,988,266	$ 2,549	$ 4,726	$ (321)	$ 6,954

1. Cash dividends declared during the year ended December 31, 2023 were $1.20 per share. Cash dividends declared during the year ended December 31, 2024 were $1.26 per share.

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West Fraser Timber Co. Ltd. Consolidated Statements of Cash Flows (in millions of United States dollars, except where indicated) Years Ended December 31, December 31, Note 2024 2023 Cash provided by operating activities Loss $ (5) $ (167) Adjustments Amortization 549 541 Restructuring and impairment charges 17 102 279 Finance income, net 18 (34) (51) Foreign exchange (gain) loss (7) 7 Export duty 26 10 (45) Retirement benefit expense 14 77 77 Net contributions to retirement benefit plans 14 (55) (37) Tax provision (recovery) 20 43 (61) Income taxes received (paid) 3 (24) Unrealized loss (gain) on electricity swaps 8 (13) Other (15) 8 Changes in non-cash working capital Receivables 5 6 Inventories 11 132 Prepaid expenses 4 4 Payables and accrued liabilities (35) (131) 661 525 Cash used for financing activities Repayment of long-term debt (300) — Repayment of lease obligations (15) (15) Finance expense paid (27) (24) Repurchase of Common shares for cancellation 15 (140) (129) Issuance of Common shares 1 — Dividends paid (101) (100) (582) (268) Cash used for investing activities Spray Lake Acquisition, net of cash acquired — (100) Proceeds from sale of pulp mills 6 124 — Additions to capital assets (487) (477) Interest received 43 47 Other 2 — (318) (530) Change in cash and cash equivalents (238) (273) Foreign exchange effect on cash and cash equivalents (21) 10 Cash and cash equivalents - beginning of year 900 1,162 Cash and cash equivalents - end of year $ 641 $ 900 -9-

West Fraser Timber Co. Ltd. Notes to Consolidated Financial Statements For the years ended December 31, 2024 and December 31, 2023 (figures are in millions of United States dollars, except where indicated) 1. Nature of operations West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG. 2. Basis of presentation These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and were approved by our Board of Directors on February 12, 2025. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. As at December 31, 2023, the assets and liabilities subject to transfer as a result of the sales of the Hinton pulp mill, Quesnel River Pulp mill, and Slave Lake Pulp mill are presented as part of assets held for sale and liabilities held for sale respectively (see note 6) and are not included in the other December 31, 2023 balance sheet amounts presented throughout. Material accounting policies Material accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where a material accounting policy is applicable to a specific note disclosure, the policy is described within the respective note. Basis of consolidation These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances. Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operation, Alberta Newsprint Company, is accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to the joint operation. Use of estimates and judgments The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about the significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: • Note 2 – Determination of functional currency • Note 3 – Fair value of PPE and intangible assets acquired in business combinations • Note 5 – Valuation of inventories • Note 7-9, 17 – Recoverability of PPE, timber licences, and other intangible assets -10- 2024 Annual Report | 89

• Note 7 – Estimated useful lives of PPE • Note 9 – Recoverability of goodwill • Note 12 – Reforestation and decommissioning obligations • Note 14 – Defined benefit pension plans • Note 20 – Income taxes • Note 26 – CVD and ADD duty dispute Revenue recognition Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on the individual terms of the sales contract and typically occurs when the product is loaded on a common carrier at our mill, loaded on an ocean carrier, or delivered to the customer. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates. Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs. Reporting currency and foreign currency translation The consolidated financial statements are presented in USD, which is determined to be the functional currency of our U.S. operations and the majority of our Canadian operations. For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as Other income (expense). Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss. Impairment of capital assets We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing. When a triggering event is identified, the recoverability of an asset or CGU is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined using a discounted cash flow model by estimating the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate. Where an impairment loss for an asset or CGU subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized. Fair value measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or -11-

estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs. The three levels of the fair value hierarchy are: Level 1 Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. Level 2 Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly. Level 3 Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement. Application of new and revised accounting standards In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. We have adopted these amendments effective January 1, 2024. These amendments did not have a material impact on our consolidated financial statements. Accounting standards issued but not yet applied IFRS 18, Presentation and Disclosure in Financial Statements In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements. Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: • clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; • clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; • add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and • update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). These amendments are effective for reporting periods beginning on or after January 1, 2026. We are currently assessing the impact of these amendments on our consolidated financial statements. -12- 2024 Annual Report | 91

3. Business combinations

Accounting policies

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments. Transaction costs in connection with business combinations are expensed as incurred.

Supporting information

Cariboo Pulp & Paper

We attained sole control of Cariboo Pulp & Paper ("CPP") during Q1-24 in relation to an agreement ("the CPP agreement") with Mercer International Inc. ("Mercer") to dissolve our 50/50 joint venture in Cariboo Pulp & Paper ("CPP JV"). No termination or other amounts are payable by either company in connection with the CPP agreement.

CPP produces northern bleached softwood kraft ("NBSK") pulp, related by-products, and energy. Prior to the CPP agreement, we accounted for the CPP JV under IFRS Accounting Standards by recognizing our share of the assets, liabilities, revenues, and expenses related to this joint operation.

Prior to the CPP agreement, the CPP JV was a joint operation under IFRS Accounting Standards that met the definition of a business. Accordingly, we applied the requirements for a business combination achieved in stages in accordance with IFRS 3, *Business Combinations*.

This required us to first remeasure the carrying value of our existing 50% interest in the CPP JV to fair value and then recognize an additional 50% interest in CPP at fair value in accordance with the requirements of IFRS 3.

The determination of the fair value of identifiable assets and liabilities required management to use estimates that contain uncertainty and critical judgments. We applied the income approach in determining the fair value of property, plant, and equipment. Cash flow forecasts were based on internal estimates for 2024 through 2027 and estimated mid-cycle earnings for subsequent years. Assumptions included production volume, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources.

We recognized a net gain on the business combination as the estimated fair value of 100% of CPP's identifiable assets and liabilities exceeded the carrying value of our 50% interest in the CPP JV prior to the CPP agreement.

Fair value of identifiable assets and liabilities (100% interest in CPP):		
Cash	$	2
Accounts receivable		3
Inventories		35
Prepaid expenses		1
Property, plant and equipment		59
Payables and accrued liabilities		(39)
Other liabilities		(14)
Deferred income tax liabilities		(1)
		44
Less: Carrying value of our previously held 50% interest in the CPP JV		(43)
Net gain resulting from the CPP agreement	$	1

The net gain resulting from the CPP agreement was recognized as other income.

Spray Lake Acquisition On November 17, 2023, we acquired 100 percent of the shares in Spray Lake Sawmills (1980) Ltd., which operates a lumber mill located in Cochrane, Alberta, and the associated timber licenses (“Spray Lake Acquisition”) for cash consideration of $101 million (CAD$139 million). This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3 Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows: West Fraser purchase consideration: Cash consideration $ 101 Fair value of net assets acquired: Cash $ 1 Accounts receivable 3 Inventories 24 Prepaid expenses 1 Income taxes receivable 1 Property, plant and equipment 58 Timber licenses 41 Payables and accrued liabilities (8) Other liabilities (3) Deferred income tax liabilities (18) $ 101 4. Cash and cash equivalents Accounting policies Cash and cash equivalents consist of cash on deposit and short-term interest-bearing securities maturing within three months of the date of purchase. Supporting information December 31, December 31, As at 2024 2023 Cash $ 389 $ 513 Cash equivalents 252 387 $ 641 $ 900 5. Inventories Accounting policies Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead. Supporting information -14- 2024 Annual Report | 93

December 31, December 31, As at 2024 2023 Manufactured products $ 344 $ 363 Logs and other raw materials 255 257 Materials and supplies 245 231 $ 844 $ 851 Inventories at December 31, 2024 were subject to a valuation reserve of $18 million (December 31, 2023 - $31 million) to reflect net realizable value being lower than cost. -15-

6. Disposal of pulp mills Accounting policies Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets or disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell. Any excess of carrying value over fair value less costs to sell is recognized as impairment loss. Impairment loss on a disposal group is allocated first to goodwill, if any, and then to the remaining non-current assets within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations on a pro-rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings. Once classified as held-for-sale, property, plant and equipment and timber licenses are no longer depreciated. Supporting information Sale of Hinton pulp mill On July 10, 2023, we announced an agreement to sell our unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”). The transaction closed on February 3, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions. Under the terms of the agreement, Mondi purchased specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Hinton pulp mill under long-term contract, via residuals from our Alberta lumber mills. An impairment reversal of $1 million in relation to the sale of the Hinton pulp mill is included in Restructuring and impairment charges for the year ended December 31, 2024 (loss of $121 million for the year ended December 31, 2023) (see note 17). The impairment amounts include remeasurements related to working capital adjustments specified in the asset purchase agreement. Sale of Quesnel River Pulp mill and Slave Lake Pulp mill On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of a fund managed by Atlas Holdings (“Atlas”). The transaction closed on April 20, 2024 following the completion of regulatory reviews and satisfaction of customary closing conditions. Under the terms of the agreement, Atlas purchased specified assets, including property, plant and equipment, working capital, and certain timber licenses in Alberta, and assumed certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement. Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract. An impairment loss of $4 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill is included in Restructuring and impairment charges for the year ended December 31, 2024 (loss of $20 million for the year ended December 31, 2023) (see note 17). The impairment amounts include remeasurements related to working capital adjustments specified in the asset purchase agreement. -16- 2024 Annual Report | 95

Carrying values of disposal groups As at December 31, 2023, the disposal group comprised the following assets and liabilities: Receivables $ 49 Inventories 72 Prepaid expenses 2 Property, plant and equipment 54 Timber licenses 3 Retirement assets 3 Assets held for sale $ 182 Payables and accrued liabilities $ 58 Reforestation and decommissioning obligations 2 Retirement liabilities 3 Liabilities associated with assets held for sale $ 63 7. Property, plant and equipment Accounting policies Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Specific and general borrowing costs are capitalized when the asset construction period exceeds 12 months. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows: Buildings 10 - 30 years Manufacturing plant, equipment and machinery 6 - 25 years Fixtures, mobile and other equipment 3 - 10 years Roads and bridges Not exceeding 40 years Major maintenance shutdowns 1 - 2 years Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment and depreciation commences. -17-

Supporting Information

		Manufacturing plant, equipment and machinery		Construction-in-progress		Roads and bridges		Other		Total
As at December 31, 2022	$	3,520	$	359	$	44	$	59	$	3,982
Acquisition (note 3)		23		—		—		36		58
Additions		257		244		13		1		516
Amortization[1]		(451)		—		(11)		(1)		(462)
Impairment (note 17)		(202)		(7)		—		—		(209)
Transfer to disposal groups held for sale (note 6)		(50)		—		(3)		(1)		(54)
Foreign exchange		17		1		—		2		19
Disposals		(8)		—		—		(1)		(9)
Transfers		217		(222)		2		(1)		(4)
As at December 31, 2023	$	3,319	$	376	$	46	$	94	$	3,835
As at December 31, 2023										
Cost	$	6,524	$	376	$	156	$	95	$	7,151
Accumulated amortization		(3,205)		—		(110)		(1)		(3,316)
Net	$	3,319	$	376	$	46	$	94	$	3,835
As at December 31, 2023	$	3,319	$	376	$	46	$	94	$	3,835
CPP agreement (note 3)		12		2		—		—		15
Additions		73		411		11		—		495
Amortization[1]		(462)		—		(7)		(1)		(470)
Impairment (note 17)		(15)		—		—		—		(15)
Foreign exchange		(11)		—		—		(5)		(16)
Disposals		(2)		—		—		—		(2)
Transfers		343		(343)		—		—		—
As at December 31, 2024	$	3,259	$	445	$	49	$	89	$	3,842
As at December 31, 2024										
Cost	$	6,939	$	445	$	165	$	91	$	7,641
Accumulated amortization		(3,680)		—		(116)		(2)		(3,798)
Net	$	3,259	$	445	$	49	$	89	$	3,842

1. Amortization of $462 million relates to cost of products sold and $8 million relates to selling, general and administration expense (2023 - $451 million and $11 million respectively).

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8. Timber licenses Accounting policies Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licences are amortized on a straight-line basis over their estimated useful lives of 40 years. Supporting information Timber licences As at December 31, 2022 $ 351 Acquisition (note 3) 42 Additions — Amortization1 (16) Transfer to disposal groups held for sale (note 6) (3) Foreign exchange 2 As at December 31, 2023 $ 376 As at December 31, 2023 Cost $ 673 Accumulated amortization (297) Net $ 376 As at December 31, 2023 $ 376 Additions — Amortization1 (17) Foreign exchange (1) As at December 31, 2024 $ 358 As at December 31, 2024 Cost $ 672 Accumulated amortization (314) Net $ 358 1. Amortization relates to cost of products sold. 9. Goodwill and other intangibles Accounting policies Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment in the fourth quarter, or more frequently if an indicator of impairment is identified. The customer relationship intangible assets relate to historical business combinations and are amortized straight-line over 3 to 10 years. Other intangibles are recorded at historical cost less accumulated amortization and impairment losses. Other intangibles include software which is amortized over periods of up to five years and non-replaceable finite term timber rights which are amortized as the related timber volumes are logged. Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally. -19-

Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

An impairment loss is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.

Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total
As at December 31, 2022	$ 1,944	$ 390	$ 24	$ 2,358
Additions	—	—	3	3
Amortization[1]	—	(53)	(9)	(62)
Foreign exchange	5	2	—	6
Transfers	—	—	4	4
Other	—	—	(2)	(2)
As at December 31, 2023	$ 1,949	$ 339	$ 20	$ 2,307
As at December 31, 2023				
Cost	$ 1,949	$ 489	$ 80	$ 2,518
Accumulated amortization	—	(150)	(60)	(211)
Net	$ 1,949	$ 339	$ 20	$ 2,307
As at December 31, 2023	$ 1,949	$ 339	$ 20	$ 2,307
Additions	—	—	3	3
Amortization[1]	—	(53)	(9)	(63)
Impairment (note 17)	(70)	—	—	(70)
Foreign exchange	(1)	—	—	(1)
Other	—	—	2	2
As at December 31, 2024	$ 1,879	$ 285	$ 16	$ 2,180
As at December 31, 2024				
Cost	$ 1,879	$ 489	$ 81	$ 2,448
Accumulated amortization	—	(203)	(65)	(268)
Net	$ 1,879	$ 285	$ 16	$ 2,180

1. Amortization of $63 million (2023 - $62 million) relates to selling, general and administration expense.

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Goodwill

For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

As at	December 31, 2024	December 31, 2023
Canadian lumber	$ 171	$ 171
U.S. lumber	409	409
North America EWP	1,280	1,280
Europe EWP	19	89
Total	$ 1,879	$ 1,949

The recoverable amounts of the above CGU groups as at December 31, 2024 were determined based on their estimated fair value less costs of disposal using discounted cash flow models. The fair value measurements were classified as Level 3 fair value measurements.

Cash flow forecasts were based on internal estimates for 2025 through 2028 and a terminal value. Key assumptions include production volumes, product pricing, operating costs, terminal multiple, and discount rate. Key assumptions were derived using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices as well as third-party analyst projections of long-term product pricing. Production volume and operating costs have been estimated by reference to historical data from internal sources. The post-tax discount rate used ranged from 10.8% to 12.8% (2023 - 10.2%).

We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during the year ended December 31, 2024. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe.

OSB comprises the most significant component of our Europe EWP segment. We forecasted OSB production volumes ranging from 1,045 MMsf 3/8" to 1,321 MMsf 3/8" in determining the recoverable amount. The post-tax discount rate used in determining the recoverable amount of the Europe EWP CGU group was 12.8% (2023 – 10.2%).

The recoverable amount of the Europe EWP CGU group was determined to be $391 million. Following the impairment loss recognized in the Europe EWP CGU group, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

The following table lists the key assumptions and sensitivities:

Key assumptions	Sensitivity of recoverable amount to a 1% change in assumption
Product pricing	$37 million
Production volumes	$8 million
Operating costs	$33 million

The estimated recoverable amounts of all other CGU groups exceeded their respective carrying amounts.

As it relates to the U.S. lumber CGU group, a reasonably possible change in certain key assumptions could cause the carrying amount to exceed the recoverable amount. We forecasted U.S. lumber production volumes ranging from 2,785 MMfbm to 3,250 MMfbm in determining the recoverable amount. The post-tax discount rate used in determining the recoverable amount of the U.S. lumber CGU group was 10.8% (2023 – 10.2%).

The estimated recoverable amount of the U.S. Lumber CGU group exceeded its carrying amount by approximately $140 million. The following table indicates the percentages by which key assumptions would need to change individually for the recoverable amount to equal the carrying amount: Key assumptions Change required for recoverable amount to equal carrying amount Product pricing 1% decrease Production volumes 5% decrease Operating costs 1% increase 10. Other assets December 31, December 31, As at Note 2024 2023 Retirement assets 14 $ 61 $ 83 Electricity swaps 23 12 18 Deposits 42 25 Other 13 12 $ 129 $ 137 11. Payables and accrued liabilities December 31, December 31, As at Note 2024 2023 Trade accounts $ 401 $ 417 Accrued equity-based compensation 16 41 53 Compensation 56 66 Accrued export duties 26 8 5 Accrued dividends 26 25 Accrued interest 2 5 Electricity swaps 4 — Current portion of lease obligations 10 13 Restructuring provision 5 3 Other 52 33 $ 604 $ 620 12. Other liabilities December 31, December 31, As at Note 2024 2023 Retirement liabilities $ 97 $ 106 Non-current portion of reforestation obligations 47 53 Non-current portion of decommissioning obligations 24 16 Non-current portion of lease obligations 19 26 Export duties 26 46 24 Electricity swaps 23 8 12 Other 22 22 $ 264 $ 260 -22- 2024 Annual Report | 101

Reforestation and decommissioning obligations

Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.

Accounting policies

Reforestation obligations are measured at the present value of the expected expenditures required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.

We record a liability for decommissioning obligations in the period a reasonable estimate can be made. The liability is determined using estimated closure and/or remediation costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life, or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date.

Supporting information

		Reforestation		Decommissioning	
	Note	2024	2023	2024	2023
Beginning of year		$ 92	$ 93	$ 37	$ 35
Acquisition	3	—	3	1	1
Transfer to disposal groups held for sale	6	—	—	—	(2)
Liabilities recognized		49	46	9	3
Liabilities settled		(61)	(52)	(4)	(1)
Change in estimates		10	—	3	—
Foreign exchange		(7)	2	(3)	1
End of year		83	92	43	37
Less: current portion		(36)	(39)	(19)	(21)
		$ 47	$ 53	$ 24	$ 16

The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $139 million (December 31, 2023 - $137 million). The cash flows have been discounted using risk-free rates ranging from 2.50% to 3.33% (2023 - 2.50% to 3.88%).

The timing of reforestation expenditures is based on the estimated period required to ensure the associated areas are well established and attain free to grow status, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.

13. Operating loans and long-term debt Accounting policies Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets. Supporting information Operating loans As at December 31, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly-owned newsprint operation. As at December 31, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option. In addition, we have credit facilities totalling $130 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $36 million (December 31, 2023 - $43 million) were supported by these facilities. All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets. As at December 31, 2024, we were in compliance with the requirements of our credit facilities. Long-term debt December 31, December 31, As at 2024 2023 Senior notes due October 2024; interest at 4.35% $ — $ 300 Term loan due July 2025; floating interest rate 200 200 200 500 Less: deferred financing costs — (1) Less: current portion (200) (300) $ — $ 199 On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand. Required principal repayments are disclosed in note 23. Interest rate swap contracts We have interest rate swap contracts that have the effect of fixing the interest rate on the $200 million term loan disclosed in the long-term debt table above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%). The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the year ended December 31, 2024, a loss of $4 million (year ended December 31, 2023 - a loss of $6 million) was recognized in relation to the interest rate swap -24- 2024 Annual Report | 103

contracts. The fair value of the interest rate swap contracts at December 31, 2024 was an asset of $2 million (December 31, 2023 - asset of $6 million). 14. Retirement benefits We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups. The defined benefit pension plans are operated in Canada and the U.S. under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of certain of the plans, including investment and contribution decisions, resides with our Retirement Committees, Human Resources & Compensation Committee of the Board of Directors, and Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits. Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by defined contribution plans. Accounting policies We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis. The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited or charged to equity through other comprehensive earnings in the period in which they arise. Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is included in finance income or expense in our consolidated statements of earnings. A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount. For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees. Supporting information The actual return on plan assets for 2024 was a gain of $40 million (2023 - gain of $78 million). The total pension expense for the defined benefit pension plans was $43 million (2023 - $32 million). In 2024, we made $18 million net contributions to our defined benefit pension plans (2023 - nominal). We expect to make cash contributions of approximately $10 million to our defined benefit pension plans during 2025 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2024 (2023 - $1 million). In 2024, we entered into buy-out annuity purchase agreements to settle $101 million (2023 - $120 million) of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity -25-

purchases and the liabilities held for these pension plans was reflected as a settlement cost of $1 million (2023 - $6 million settlement gain) in Other income (expense) (see note 19).

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans	
	2024	2023	2024	2023
Accrued benefit obligations				
Benefit obligations - opening	$ 791	$ 838	$ 17	$ 18
CPP agreement (note 3)	10	—	3	—
Transfer to disposal groups held for sale (note 6)	—	(77)	—	(2)
Service cost	41	37	—	—
Finance cost on obligation	36	42	1	1
Benefits paid	(34)	(42)	(1)	(1)
Actuarial (gain) loss due to change in financial assumptions	(12)	63	—	1
Actuarial loss due to demography/experience	4	31	—	—
Settlement	(101)	(120)	—	—
Other	(3)	—	1	—
Foreign exchange[1]	(55)	17	(2)	—
Benefit obligations - ending	$ 678	$ 791	$ 19	$ 17
Plan assets				
Plan assets - opening	$ 786	$ 927	$ —	$ —
CPP agreement (note 3)	11	—	—	—
Transfer to disposal groups held for sale (note 6)	—	(79)	—	—
Finance income on plan assets	35	46	—	—
Actual return on plan assets, net of finance income	5	32	—	—
Employer contributions	21	14	1	1
Benefits paid	(34)	(42)	(1)	(1)
Settlement	(102)	(115)	—	—
Other	(1)	(2)	—	—
Refund of excess contributions	(3)	(15)	—	—
Foreign exchange[1]	(55)	20	—	—
Plan assets - ending	$ 664	$ 786	$ —	$ —
Funded status[2]				
Retirement assets	$ 65	$ 84	$ —	$ —
Impact of minimum funding requirement[3]	(3)	(1)	—	—
Retirement assets (note 10)	61	83	—	—
Retirement liabilities (note 12)	(78)	(89)	(19)	(17)
	$ (17)	$ (6)	$ (19)	$ (17)

1. Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans to U.S. dollars.
2. Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on our consolidated balance sheets.
3. Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

2024 Annual Report | 105

Defined benefit pension plans Other retirement benefit plans 2024 2023 2024 2023 Expense Service cost $ 41 $ 37 $ — $ — Administration fees 2 4 — — Settlement loss (gain) 1 (6) — — Curtailment gain related to disposal of pulp mills (2) — — — Finance expense (income), net 1 (3) 1 1 $ 43 $ 32 $ 1 $ 1 Assumptions and sensitivities At December 31, 2024, the weighted average duration of the defined benefit pension obligations is 18 years (December 31, 2023 - 18 years). At December 31, 2024, the projected future benefit payments for the defined benefit pension plans, to be made from plan assets, are as follows: 2025 2026 2027 to 2029 Thereafter Total Defined benefit pension plans $24 $26 $93 $1,531 $1,674 Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists. The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows: Defined benefit pension plans Other retirement benefit plans 2024 2023 2024 2023 Benefit obligations: Discount rate 4.83% 4.69% 4.78% 4.69% Future compensation rate increase 3.66% 3.62% n/a n/a Benefit expense: Discount rate - beginning of year 4.69% 5.17% 4.69% 5.10% Future compensation rate increase 3.62% 3.53% n/a n/a Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis. The impact of a change in these assumptions on our retirement obligations as at December 31, 2024 is as follows: Increase Decrease Discount rate - 0.50% change $ (56) $ 65 Compensation rate - 0.50% change $ 13 $ (12) The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities. -27-

Plan assets The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows: Target range 2024 2023 Canadian equities 2% - 15% 5% 6 % Global equities 10% - 44% 16% 18 % Fixed income investments 30% - 75% 49% 43 % Alternative investments 0% - 57% 25% 27 % Cash and cash equivalents N/A 5% 6% 100% 100 % Alternative investments include real estate, private equity, and other investments. Risk management practices We are exposed to various risks related to our defined benefit pension and other retirement benefit plans: • Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy. • Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments. • Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation. Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed: • Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”). • Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments. • Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks. Defined contribution plans The total pension expense and funding contributions for the defined contribution pension plans for 2024 was $35 million (2023 - $35 million). 15. Share capital Authorized 400,000,000 Common shares, without par value 20,000,000 Class B Common shares, without par value 10,000,000 Preferred shares, issuable in series, without par value -28- 2024 Annual Report | 107

Issued and Outstanding December 31, 2024 December 31, 2023 As at Number Amount Number Amount Common 77,706,788 $ 2,549 79,439,518 $ 2,607 Class B Common 2,281,478 — 2,281,478 — Total Common 79,988,266 $ 2,549 81,720,996 $ 2,607 As of December 31, 2024, we held 53,937 Common shares as treasury shares for cancellation. For the year ended December 31, 2024, we issued 12,550 Common shares under our share option plans (year ended December 31, 2023 - 383 Common shares). Rights and restrictions of Common shares The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis. Share repurchases On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation until the expiry of the bid on February 26, 2024. For the year ended December 31, 2024, we repurchased for cancellation 1,799,217 Common shares at an average price of $80.26 per share under our 2023 NCIB and 2024 NCIB programs. For the year ended December 31, 2023, we repurchased for cancellation 1,834,801 Common shares at an average price of $70.24 per share under our 2023 NCIB. 16. Equity-based compensation We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. The equity-based compensation expense for the year ended December 31, 2024 was $14 million (2023 - expense of $25 million). Accounting policies We estimate the fair value of outstanding share options using the Black-Scholes option-pricing model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting charge or recovery to earnings over the related vesting period. If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity. Supporting information Share option plan Under our share option plan, officers and employees may be granted options to purchase up to 8,295,940 Common shares, of which 623,431 remain available for issuance. The exercise price of a share option is determined in accordance with the plan and is generally the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at 20% per year from the grant date and expire after 10 years. -29-

In 2024, we have recorded an expense of $6 million (2023 – expense of $11 million) related to the share option plans. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

	2024		2023	
	Number	Weighted average price (CAD$)	Number	Weighted average price (CAD$)
Outstanding - beginning of year	849,670	$ 83.59	841,305	$ 76.19
Granted	170,144	107.54	137,115	109.42
Exercised	(313,307)	69.42	(123,781)	59.81
Expired / Cancelled	(16,320)	105.12	(4,969)	85.54
Outstanding - end of year	690,187	$ 95.42	849,670	$ 83.59
Exercisable - end of year	366,732	$ 85.47	568,481	$ 75.63

The following table summarizes information about the share options outstanding and exercisable at December 31, 2024 in Canadian dollars:

Exercise price range (CAD$)	Number of outstanding options (number)	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number of exercisable options (number)	Weighted average exercise price (CAD$)
$40.97 - $56.00	69,577	3.1	$ 52.12	69,577	$ 52.12
$64.50 - $79.69	115,776	4.5	67.93	101,492	68.42
$81.42 - $92.79	116,699	5.4	90.91	81,953	90.11
$107.53 - $123.63	388,135	8.2	112.74	113,710	117.75
	690,187	6.6	$ 95.42	366,732	$ 85.47

The weighted average share price at the date of exercise for share options exercised during the year was CAD$123.05 per share (2023 - CAD$107.45 per share).

The accrued liability related to the share option plan was $21 million at December 31, 2024 (December 31, 2023 - $30 million). The weighted average fair value of the options used in the calculation was CAD$43.23 per option or USD$30.04 per option at December 31, 2024 (December 31, 2023 - CAD$46.17 per option or USD$34.21 per option).

The inputs to the Black-Scholes option-pricing model were as follows:

As at	December 31, 2024	December 31, 2023
Weighted-average share price on balance sheet date	CAD$123.56	CAD$113.45
Weighted average exercise price	CAD$95.42	CAD$83.59
Expected dividend	CAD$1.84	CAD$1.59
Expected volatility	42.58%	42.22%
Weighted average interest rate	2.87%	3.57%
Weighted average expected remaining life in years	4.35	4.07

The expected dividend on our shares was based on the annualized dividend rate at each period-end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.

The intrinsic value of options issued under the share option plans at December 31, 2024 was CAD$14 million or USD$10 million (December 31, 2023 - CAD$22 million or USD$16 million). The intrinsic value is determined based on the

2024 Annual Report | 109

difference between the weighted-average share price on the last business day of the month and the exercise price, multiplied by the number of vested options.

Phantom share unit plan

Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the volume weighted average price per Common share on the trading day immediately preceding its vesting date (the "vesting date value"). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.

We have recorded an expense of $7 million (2023 - expense of $12 million) related to the PSU plan. There were 168,775 performance share units outstanding as at December 31, 2024 (December 31, 2023 – 179,757).

Directors' deferred share unit plans

We have DSU plans which provide a structure for directors, who are not our employees, to accumulate an equity-like holding in West Fraser. The DSU plans allow directors to participate in our growth by providing a deferred payment based on market pricing of our Common shares at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on the market price of our Common shares at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the market price of our Common shares at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.

We have recorded an expense of $2 million (2023 - expense of $2 million) related to the DSU plan. The number of units outstanding as at December 31, 2024 was 91,450 (December 31, 2023 - 78,895).

17. Restructuring and impairment charges

		2024		**2023**
Impairment related to Europe EWP goodwill		70		—
Restructuring and impairment losses related to Canadian and U.S. lumber operations		28		128
Impairment loss related to Quesnel River Pulp mill and Slave Lake Pulp mill		4		20
Impairment loss (reversal) related to Hinton pulp mill	$	(1)	$	121
Impairment related to equity accounted investment		—		7
Other restructuring charges		2		3
	$	102	$	279

In the year ended December 31, 2024, we recorded restructuring and impairment charges of $102 million.

We recorded an impairment loss of $70 million in relation to Europe EWP goodwill during the year ended December 31, 2024. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe.

We recorded restructuring and impairment losses of $28 million associated with the permanent closures and indefinite curtailments of lumber mills to better align our capacity with expected future demand. This included restructuring and impairment charges of $8 million associated with the permanent closure of our Fraser Lake lumber mill, $17 million related to the indefinite curtailment of our lumber mill in Lake Butler, Florida, and $3 million related to the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.

We recorded an impairment loss of $4 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill. In addition, we recorded an impairment reversal of $1 million in relation to the sale of the Hinton pulp mill (see note 6).

We also recorded restructuring charges of $2 million related to the restructuring of certain functions at our regional corporate offices.

In the year ended December 31, 2023, we recorded restructuring and impairment charges of $279 million.

We recorded restructuring and impairment charges of $128 million relating to facility closures and curtailments due to availability of economic fibre sources. We recorded charges of $81 million related to facility closures and curtailments due to availability of economic fibre sources in B.C. and charges of $47 million associated with the announcement of the permanent closure of our lumber mill in Maxville, Florida and the indefinite curtailment of operations at our lumber mill in Huttig, Arkansas.

In the year ended December 31, 2023, we recorded an impairment loss of $121 million in relation to the sale of the Hinton pulp mill (see note 6). In addition, we recorded an impairment loss of $20 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see note 6).

18. Finance income, net

		2024		2023
Interest expense	$	(26)	$	(24)
Interest income on cash and cash equivalents		44		47
Net interest income on export duty deposits		19		27
Finance income (expense) on employee future benefits		(3)		1
	$	34	$	51

19. Other income (expense)

		2024		2023
Foreign exchange gain (loss)	$	7	$	(7)
Settlement gain (loss) on defined benefit pension plans	$	(1)	$	6
Gain resulting from the CPP agreement		1		—
Gain (loss) on electricity swaps		(9)		17
Loss on interest rate swap contracts		(4)		(6)
Other		4		(5)
	$	(2)	$	5

20. Tax recovery (provision)

Accounting policies

Tax recovery (provision) for the year is comprised of current and deferred tax. Tax recovery (provision) is recognized in earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.

Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.

Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

2024 Annual Report | 111

International Tax Reform - Pillar Two Model Rules The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which we operate, although some countries may have varying responses or adjustments to the initial model rules. We do not have a material exposure to Pillar Two top-up taxes. Supporting information The major components of income tax included in comprehensive earnings are as follows: 2024 2023 Earnings: Current tax $ (118) $ (61) Deferred tax recovery (provision) 74 122 Tax recovery (provision) on earnings $ (43) $ 61 Other comprehensive earnings: Deferred tax recovery (provision) on retirement benefit actuarial loss (gain) $ (3) $ 12 Tax recovery (provision) on comprehensive earnings $ (46) $ 73 The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows: 2024 2023 Income tax recovery (expense) at statutory rate of 27% $ (10) $ 62 Rate differentials between jurisdictions and on specified activities (7) (3) Non-taxable amounts including goodwill impairment (20) — Impact of functional currency differences (6) — Income tax credits 5 — Valuation allowance on deferred tax attributes (2) — Other (3) 2 Tax recovery (provision) $ (43) $ 61 -33-

Deferred income tax liabilities (assets) are made up of the following components: 2024 2023 Property, plant, equipment and intangibles $ 681 $ 737 Reforestation and decommissioning obligations (27) (30) Employee benefits (25) (22) Export duties 93 90 Tax loss carry-forwards1 (70) (47) Inventory (16) (12) Other (34) (39) $ 602 $ 677 Represented by: Deferred income tax assets $ (7) $ (6) Deferred income tax liabilities 609 683 $ 602 $ 677 1. We have $304 million of net operating loss carry-forwards in various jurisdictions (December 31, 2023 - $241 million), $227 million of U.S. state net operating loss carry-forwards (December 31, 2023 - $306 million), and $95 million of capital loss carry-forwards (December 31, 2023 - $83 million). A portion of these losses expire over various periods starting in 2025. The net operating losses that have not been recognized as of December 31, 2024 are $30 million in various jurisdictions (December 31, 2023 - $32 million) and $205 million for U.S. states (December 31, 2023 - $270 million). Capital losses that have not been recognized as of December 31, 2024 are $95 million (December 31, 2023 - $83 million). 21. Employee compensation Our employee compensation expense includes salaries and wages, employee future benefits, bonuses and termination costs, but excludes restructuring charges. Total compensation expense for the year ended December 31, 2024 was $984 million (2023 - $989 million). Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows: 2024 2023 Expense Salary and short-term employee benefits $ 7 $ 8 Retirement benefits 1 2 Equity-based compensation1 10 19 $ 19 $ 29 1. Amounts do not necessarily represent the actual value which will ultimately be paid. 2024 2023 Payables and accrued liabilities Compensation $ — $ — Equity-based compensation1 27 39 $ 27 $ 39 1. Amounts do not necessarily represent the actual value which will ultimately be paid. 22. Earnings (loss) per share Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding. Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method -34- 2024 Annual Report | 113

will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method. The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity-settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option. The equity-settled method was more dilutive for the year ended December 31, 2024 and an adjustment was required for the numerator and denominator. The cash-settled method was more dilutive for the year ended December 31, 2023 and therefore no adjustment was required for the numerator and denominator. A reconciliation of the numerator and denominator used for the purposes of calculating diluted loss per share is as follows: 2024 2023 Loss Numerator for basic EPS $ (5) $ (167) Cash-settled expense included in earnings 7 — Equity-settled expense adjustment (7) — Numerator for diluted EPS $ (6) $ (167) Weighted average number of shares (thousands) Denominator for basic EPS 80,859 83,199 Effect of dilutive equity-based compensation 265 — Denominator for diluted EPS 81,124 83,199 Loss per share (dollars) Basic $ (0.06) $ (2.01) Diluted $ (0.07) $ (2.01) 23. Financial instruments Accounting policies All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”). Supporting information The following tables provide the carrying values and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying value is a reasonable approximation of fair value for cash and cash equivalents, receivables, and payables and accrued liabilities -35-

due to their short-term nature. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

December 31, 2024	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value
Financial assets						
Cash and cash equivalents	2	$ 641	$ —	$ —	$ 641	$ 641
Receivables	3	292	—	—	292	292
Interest rate swaps[2]	2	—	2	—	2	2
Electricity swaps[2]	3	—	13	—	13	13
		$ 933	$ 15	$ —	$ 948	$ 948
Financial liabilities						
Payables and accrued liabilities	3	$ —	$ —	$ 600	$ 600	$ 600
Long-term debt[1]	2	—	—	200	200	200
Electricity swaps[2]	3	—	12	—	12	12
		$ —	$ 12	$ 800	$ 812	$ 812

1. The fair value of long-term debt is based on rates available to us at December 31, 2024 for long-term debt with similar terms and remaining maturities.
2. The value of our interest rate swap contracts is included in receivables in our consolidated balance sheet at December 31, 2024. The current portions of our electricity swap contracts are included in receivables and payables and accrued liabilities. The non-current portions of our electricity swap contracts are included in other assets and other liabilities.

December 31, 2023	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value
Financial assets						
Cash and cash equivalents	2	$ 900	$ —	$ —	$ 900	$ 900
Receivables	3	302	—	—	302	302
Interest rate swaps[2]	2	—	6	—	6	6
Electricity swaps[2]	3	—	22	—	22	22
		$ 1,202	$ 28	$ —	$ 1,230	$ 1,230
Financial liabilities						
Payables and accrued liabilities	3	$ —	$ —	$ 620	$ 620	$ 620
Long-term debt[1]	2	—	—	500	500	494
Electricity swaps[2]	3	—	12	—	12	12
		$ —	$ 12	$ 1,120	$ 1,132	$ 1,126

1. The fair value of long-term debt is based on rates available to us at December 31, 2023 for long-term debt with similar terms and remaining maturities.
2. The value of our interest rate swap contracts and the current portions of our electricity swap contracts are included in receivables in our consolidated balance sheet at December 31, 2023. The non-current portions of our electricity swap contracts are included in other assets and other liabilities.

Financial risk management

Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and to establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We

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are exposed to credit risk, liquidity risk, and market risk. A description of these risks and policies for managing these risks are summarized below. The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on fluctuations in market variables cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear. Credit risk Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and cash equivalents and receivables. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and cash equivalents with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as: • Establishing and monitoring customer credit limits; • Performing ongoing evaluations of the financial conditions of key customers; and • In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2024, approximately 29% of trade accounts receivable was covered by at least some of these additional measures (December 31, 2023 - 26%). Given our credit monitoring activities, the percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of our trade accounts receivable at December 31, 2024 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below: As at December 31, 2024 December 31, 2023 Trade accounts receivable Current $ 175 $ 215 Past due 1 to 30 days 62 28 Past due 31 to 60 days 2 4 Past due over 60 days — 3 Trade accounts receivable 239 250 Sales taxes receivable 27 26 Other 28 35 Receivables $ 294 $ 311 Liquidity risk Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and cash equivalents balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive. -37-

The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

December 31, 2024		Carrying value	Total	2025	2026	2027	2028	Thereafter
Long-term debt	$	200	$ 200	$ 200	$ —	$ —	$ —	$ —
Interest on long-term debt[1]		2	6	6	—	—	—	—
Lease obligations		29	38	11	6	4	3	14
Payables and accrued liabilities		590	590	590	—	—	—	—
Total	$	821	$ 834	$ 807	$ 6	$ 4	$ 3	$ 14

1. Assumes debt remains at December 31, 2024 levels and includes the impact of interest rate swaps terminating July 25, 2025.

In addition, we have contractual commitments for the acquisition of property, plant and equipment in the amount of $114 million in 2025.

Market risk

Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, commodity, and energy prices. We aim to manage market risk within acceptable parameters and may, from time to time, use derivatives to manage market risk.

Interest rates

Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.

As at December 31, 2024, we had the following floating rate financial instruments:

Financial instrument		Carrying value
Financial liability: Term loan	$	200
Financial asset: Interest rate swap contracts	$	2

We maintain a $200 million term loan due July 2025 where the interest is payable at floating rates based on Prime, Base Rate Advances, Bankers' Acceptances or SOFR Advances at our option.

We have interest rate swap agreements to pay fixed interest rates and receive variable interest rates equal to 3-month SOFR on $200 million notional principal amount of indebtedness. These agreements have the effect of fixing the interest rate on the $200 million term loan floating rate debt. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025.

In addition, interest on certain of our credit facilities is payable at floating rates including Prime Rate Advances, Base Rate Advances, Bankers' Acceptances, or SOFR Advances at our option.

At December 31, 2024, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense (December 31, 2023 - no change).

Energy

We are party to arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for electricity and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases in Alberta and will provide us with access to renewable energy credits that we may surrender to achieve a reduction in our greenhouse gas emissions. While these arrangements economically hedge the risk of changes in cash flows due to fluctuations in Alberta electricity prices, hedge accounting has not been applied to these instruments.

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A contract to receive renewable energy credits and the associated floating-for-fixed electricity swap are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the electricity swap meets the definition of an embedded derivative.

The electricity swaps are valued based on a discounted cash flow model, with the related changes in fair value included in Other income (expense). The valuation requires management to make certain assumptions about the model inputs, including future electricity prices, discount rates, and expected generation volumes associated with the contracts.

For the year ended December 31, 2024, a loss of $9 million was recognized in relation to the electricity swaps (2023 - gain of $17 million). The fair value of the electricity swaps at December 31, 2024 was a nominal asset (December 31, 2023 - an asset of $10 million). At December 31, 2024, the impact of a 10% increase (decrease) in future electricity prices would result in a gain (loss) of $16 million.

The following table summarizes the maturity profile of our net derivative asset based on contractual undiscounted payments:

December 31, 2024	Carrying value - asset (liability)	Total inflows (outflows)	2025	2026	2027	2028	Thereafter
Electricity swaps	$ —	$ 5	$ (4)	$ (2)	$ (1)	$ (1)	$ 14
Total	$ —	$ 5	$ (4)	$ (2)	$ (1)	$ (1)	$ 14

Currency risk

We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and from our Spray Lake lumber mill (note 3) and jointly-owned newsprint operation, which have Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.

A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) earnings by approximately $2 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $6 million translation loss (gain) on operations with different functional currencies included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.

24. Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors. A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases. Two key measurements used to monitor our capital position are total debt to total capital and net debt to total capital, calculated as follows: December 31, December 31, As at 2024 2023 Debt Operating loans $ — $ — Current and non-current lease obligation 29 39 Current and non-current debt 200 500 Derivative liabilities1 — — Open letters of credit1 36 43 Total debt 265 582 Shareholders’ equity 6,954 7,223 Total capital $ 7,219 $ 7,805 Total debt to capital 4% 7% Total debt $ 265 $ 582 Cash and cash equivalents (641) (900) Open letters of credit (36) (43) Derivative liabilities — — Cheques issued in excess of funds on deposit — — Net debt (412) (361) Shareholders’ equity 6,954 7,223 Total capital $ 6,542 $ 6,862 Net debt to capital (6%) (5%) 1. Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation. -40- 2024 Annual Report | 119

25. Segment and geographical information

The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.

Year ended December 31, 2024	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Sales						
To external customers	$ 2,550	$ 2,794	$ 378	$ 453	$ —	$ 6,175
To other segments	42	9	11	—	(62)	—
	$ 2,592	2,803	389	453	(63)	6,174
Cost of products sold	(2,080)	(1,634)	(309)	(375)	64	(4,333)
Freight and other distribution costs	(382)	(326)	(65)	(42)	—	(815)
Export duties, net	(72)	—	—	—	—	(72)
Amortization	(192)	(284)	(14)	(48)	(11)	(549)
Selling, general and administration	(142)	(99)	(11)	(29)	(1)	(282)
Equity-based compensation	—	—	—	—	(14)	(14)
Restructuring and impairment charges	(28)	(1)	(3)	(70)	(1)	(102)
Operating earnings (loss)	$ (303)	$ 459	$ (13)	$ (110)	$ (26)	$ 7
Total assets	3,641	3,943	187	561	429	$ 8,760
Total liabilities	635	572	89	136	375	$ 1,807
Capital expenditures	312	140	15	19	1	$ 487

Year ended December 31, 2023	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Sales						
To external customers	$ 2,722	$ 2,602	$ 612	$ 517	$ —	$ 6,454
To other segments	72	6	11	—	(89)	—
	$ 2,794	$ 2,608	$ 623	$ 517	$ (89)	$ 6,454
Cost of products sold	(2,215)	(1,594)	(555)	(409)	89	(4,685)
Freight and other distribution costs	(405)	(329)	(120)	(40)	—	(894)
Export duties, net	(8)	—	—	—	—	(8)
Amortization	(185)	(273)	(24)	(49)	(10)	(541)
Selling, general and administration	(164)	(96)	(25)	(21)	—	(307)
Equity-based compensation	—	—	—	—	(25)	(25)
Restructuring and impairment charges	(137)	—	(142)	—	—	(279)
Operating earnings (loss)	$ (319)	$ 316	$ (242)	$ (3)	$ (35)	$ (284)
Total assets	3,606	4,338	333	691	446	$ 9,415
Total liabilities	507	551	125	149	861	$ 2,193
Capital expenditures	253	156	32	30	7	$ 477

The geographic distribution of non-current assets and external sales based on the location of product delivery is as follows:

	Non-current assets		Sales by geographic area	
	2024	2023	2024	2023
United States	$ 2,748	$ 2,689	$ 4,150	$ 4,251
Canada	3,817	3,883	1,210	1,118
U.K and Europe	358	466	458	524
Asia	—	—	351	557
Other	—	—	5	4
	$ 6,924	$ 7,038	$ 6,174	$ 6,454

26. Countervailing ("CVD") and antidumping ("ADD") duty dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose and continues to choose us as a "mandatory respondent" to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Accounting policies

The CVD and ADD rates apply retroactively for each period of investigation ("POI"). We record CVD as export duty expense at the cash deposit rate until an Administrative Review ("AR") finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC's Administrative Review ("AR") process for each Period of Inquiry ("POI"), as summarized in the tables below.

On March 5, 2024, the USDOC initiated AR6 POI covering the 2023 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.

On September 24, 2024, the USDOC finalized the duty rate for AR5, resulting in the recognition of an export duty expense of $32 million plus interest expense in earnings, an increase in export duty deposits payable, and a decrease in export duty deposit receivable.

On December 9, 2024, the USDOC issued a tolling notice extending the deadlines for certain ADD and CVD proceedings, including softwood lumber, of up to 90 days. This extension affects the AR6 preliminary and final determination deadlines for both ADD and CVD cases. The preliminary determination decision for AR6 ADD and CVD were initially anticipated to be published February 6, 2025. The preliminary determination decision for AR6 ADD is now anticipated to be published February 20, 2025, and the preliminary determination decision for AR6 CVD is now anticipated to be published May 7, 2025.

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The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	**Cash Deposit Rate**	**AR POI Final Rate**
AR1 POI[1,2]		
April 28, 2017 - August 24, 2017	24.12 %	6.76 %
August 25, 2017 - December 27, 2017	— %	— %
December 28, 2017 - December 31, 2017	17.99 %	6.76 %
January 1, 2018 - December 31, 2018	17.99 %	7.57 %
AR2 POI[3]		
January 1, 2019 - December 31, 2019	17.99 %	5.08 %
AR3 POI[4]		
January 1, 2020 - November 30, 2020	17.99 %	3.62 %
December 1, 2020 - December 31, 2020	7.57 %	3.62 %
AR4 POI[5]		
January 1, 2021 - December 1, 2021	7.57 %	2.19 %
December 2, 2021 - December 31, 2021	5.06 %	2.19 %
AR5 POI[6]		
January 1, 2022 – January 9, 2022	5.06 %	6.85 %
January 10, 2022 – August 8, 2022	5.08 %	6.85 %
August 9, 2022 - December 31, 2022	3.62 %	6.85 %
AR6 POI[7]		
January 1, 2023 - July 31, 2023	3.62 %	n/a
August 1, 2023 - December 31, 2023	2.19 %	n/a
AR7 POI[8]		
January 1, 2024 - August 18, 2024	2.19 %	n/a
August 19, 2024 - December 31, 2024	6.85 %	n/a

1. On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2. On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3. On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
4. On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
5. On August 1, 2023, the USDOC issued the final CVD rate for the AR4 POI.
6. On August 19, 2024, the USDOC Issued the final CVD rate for the AR5 POI.
7. The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
8. The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]			
June 30, 2017 - December 3, 2017	6.76 %	1.40 %	1.46 %
December 4, 2017 - December 31, 2017	5.57 %	1.40 %	1.46 %
January 1, 2018 - December 31, 2018	5.57 %	1.40 %	1.46 %
AR2 POI[3]			
January 1, 2019 - December 31, 2019	5.57 %	6.06 %	4.65 %
AR3 POI[4]			
January 1, 2020 - November 29, 2020	5.57 %	4.63 %	3.40 %
November 30, 2020 - December 31, 2020	1.40 %	4.63 %	3.40 %
AR4 POI[5]			
January 1, 2021 - December 1, 2021	1.40 %	7.06 %	6.80 %
December 2, 2021 - December 31, 2021	6.06 %	7.06 %	6.80 %
AR5 POI[6]			
January 1, 2022 - August 8, 2022	6.06 %	5.04%	4.52 %
August 9, 2022 - December 31, 2022	4.63 %	5.04%	4.52 %
AR6 POI[7]			
January 1, 2023 - July 31, 2023	4.63 %	n/a	8.84 %
August 1, 2023 - December 31, 2023	7.06 %	n/a	8.84 %
AR7 POI[8]			
January 1, 2024 - August 18, 2024	7.06 %	n/a	2.58 %
August 19, 2024 - December 31, 2024	5.04 %	n/a	2.58 %

1. On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2. On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3. On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4. On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI
5. On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI from 6.96% to 7.06% for ministerial errors. This table only reflects the final rate.
6. On August 19, 2024, the USDOC Issued the final ADD rate for the AR5 POI. An amended ADD rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024.
7. The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
8. The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

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Impact on results

The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

($ millions)	2024	2023
Cash deposits[1]	(62)	(53)
Adjust to West Fraser Estimated ADD rate[2]	22	(17)
Export duties, net	(40)	(70)
Duty recovery attributable to AR4[3]	—	62
Duty expense attributable to AR5[4]	(32)	—
Export duty (expense) recovery	(72)	(8)
Net interest income on export duty deposits	19	27

1. Represents combined CVD and ADD cash deposit rate of 8.25% from January 1, 2023 to July 31, 2023, 9.25% from August 1, 2023 to December 31, 2023, 9.25% from January 1, 2024 to August 18, 2024 and 11.89% from August 19, 2024 to December 31, 2024.
2. Represents adjustment to the West Fraser Estimated ADD rate of 2.58% for 2024 and 8.84% for 2023.
3. $62 million represents the duty recovery attributable to the finalization of the AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
4. $32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.

As of December 31, 2024, export duties paid and payable on deposit with the USDOC were $898 million (December 31, 2023 - $836 million).

Impact on balance sheet

Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.

Export duty deposits receivable is represented by:

Export duty deposits receivable	2024	2023
Beginning of year	$ 377	$ 354
Export duty deposit receivable on adjustment to estimated ADD rate	22	—
Export duty deposit receivable on adjustment to finalized rates	(16)	—
Interest income recognized on duty deposits receivable	25	23
End of year	$ 408	$ 377

Export duties payable is represented by:

Export duties payable	2024	2023
Beginning of year	$ 24	$ 73
Export duty deposit payable on adjustment to finalized rates	15	(62)
Export duty deposit payable on adjustment to estimated ADD rate	—	17
Interest expense (income) recognized on export duties payable	6	(4)
End of year	$ 46	$ 24

Appeals

On May 22, 2020, the North American Free Trade Agreement ("NAFTA") panel issued its final decision on "Injury". The NAFTA panel rejected the Canadian parties' arguments and upheld the USITC remand determination in its entirety.

On August 28, 2020, the World Trade Organization's ("WTO") dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States.

The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision. Under U.S. trade law, the International Trade Commission (“ITC”) must review antidumping and countervailing orders every 5 years from the date of issuance. This process is referred to as a "Sunset Review". On November 30, 2023, the ITC voted to maintain the ADD and CVD orders on softwood lumber from Canada on the grounds that the revocation would likely lead to the continuation or recurrence of material injury to the U.S. domestic industry within a reasonably foreseeable time. The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates. Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded. 27. Contingencies We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition. 28. Subsequent events On February 1, 2025, the new U.S. administration issued an executive order directing the United States to impose new tariffs on imports from Canada to take effect on February 4, 2025. The tariffs are an additional 25% rate of duty on all imports from Canada except Canadian energy resources exports, which are subject to a 10% tariff. On February 3, 2025, it was announced that the implementation of these tariffs would be paused for a 30-day period. The actual impact of these tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available. -46- 2024 Annual Report | 125

Appendix

2024 Annual Report | 127 Directors and Officers Effective February 12, 2025 Directors and Principal Occupation Henry H. (Hank) Ketcham Chair of the Board Sean P. McLaren President and Chief Executive Officer Doyle N. Beneby Corporate Director Eric L. Butler Corporate Director Reid E. Carter Corporate Director John N. Floren Corporate Director Ellis Ketcham Johnson President, Private Philanthropic Foundation Brian G. Kenning Corporate Director Marian Lawson Corporate Director Colleen M. McMorrow Corporate Director Janice G. Rennie Corporate Director Gillian D. Winckler Corporate Director Senior Executive Officers and Office Held Sean P. McLaren President and Chief Executive Officer Kevin J. Burke Executive Vice-President, North American Operations Keith D. Carter Senior Vice-President, Western Canada James W. Gorman Senior Vice-President, Corporate Services Robin A. Lampard Senior Vice-President, Finance Alan G. McMeekin Senior Vice-President, Europe Matthew V. Tobin Senior Vice-President, Sales and Marketing Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer

Glossary of Key Terms This Annual Report uses capitalized terms, abbreviations and acronyms that unless otherwise defined are defined under “Glossary of Key Terms” on page 75 of our Management’s Discussion and Analysis for the year ended December 31, 2024 incorporated into this Annual Report. The following key terms are included below for ease of reference: AAC Annual allowable cut. The volume of timber that may be harvested annually from a specific timber tenure. Adjusted EBITDA Non-GAAP financial measure defined in the “Non-GAAP and Other Specified Financial Measures” section of the 2024 MD&A included in this Annual Report B.C. British Columbia CAD or CAD$ Canadian dollars Crown timber Timber harvested from lands owned by a provincial government EBITDA Earnings before interest, taxes, depreciation and amortization EDGAR Electronic Data Gathering, Analysis and Retrieval system EPS Earnings per share EU Europe EU OSB Oriented strand board from the U.K. and Europe EWP Engineered wood products GHG Greenhouse gas M3 A solid cubic metre. A unit of measure for timber, equal to approximately 35 cubic feet. Mcf One thousand cubic feet. A unit of measure for laminated veneer lumber. 2024 MD&A Management’s Discussion & Analysis for the year ended December 31, 2024 Mfbm One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick) MMfbm One million board feet (equivalent to one million square feet of lumber, one inch thick) Msf One thousand square feet. A unit of measure for panel products such as OSB, MDF and plywood equal to one thousand square feet on a 3/4-inch basis for MDF, a 3/8-inch basis for plywood and either a 3/8-inch or 7/16-inch thick basis for OSB. MMsf One million square feet Mtonne One thousand tonnes NA North America NA EWP North America engineered wood products NA OSB Oriented strand board from Canada and the U.S. NCIB Normal course issuer bid NYSE New York Stock Exchange OSB Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure. SEDAR+ System for Electronic Document Analysis and Retrieval+ SPF Spruce/Pine/Fir lumber SYP Southern yellow pine lumber Tonne A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 pounds TSX Toronto Stock Exchange U.K. United Kingdom U.S. United States USD or $ or US$ United States dollars Forward-Looking Statements This Annual Report contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to our outlook for our markets, our business strategy and our ability to execute on such strategy, including our goal to be the premier renewable wood products producer in the world, our ability to reinvest in our company, the results and outlook of our focus on improving our safety programs in 2025, our modernization strategy and the expected improvements from the optimization of our portfolio, outlook for demand for our products and our ability to meet such demand, timing of Henderson start-up, expectations for Allendale’s performance, our SBTi (2030 GHG reduction) targets, our ability to secure long-term fibre supply through agreements with Indigenous Nations and the related timing and approvals necessary to complete such arrangements, our ability to strengthen and drive shareholder value, our ability to lower costs and improve our competitive position, our ability to maintain financial flexibility, including our ability to maintain our Investment Grade credit rating, and the expected attributes of wood products. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties. Readers should also refer to the “Forward-Looking Statements” and “Risks and Uncertainties” section set forth in West Fraser’s 2024 MD&A included in this Annual Report. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to West Fraser and its shareholders. Except as may be required by law, West Fraser undertakes no obligation to publicly update or revise any forward-looking statements.

Corporate Information Effective February 12, 2025 Annual General Meeting The Annual General Meeting of the shareholders of the Company will be held on April 23, 2025, at 11:00 a.m. at 1250 Brownmiller Road, Quesnel, British Columbia Canada V2J 6P5. Auditors PricewaterhouseCoopers LLP Vancouver, British Columbia Canada Legal Counsel McMillan LLP Vancouver, British Columbia Canada Transfer Agent Computershare Investor Services Inc. Tel: 1 (800) 564-6253 Canada/USA Tel: (514) 982-7555 International Filings www.sedarplus.ca www.sec.gov/edgar Shares are listed on the TSX and NYSE under the symbol: WFG Investor Contact Robert B. Winslow, CFA Director, Investor Relations & Corporate Development Tel: (416) 777-4426 E: shareholder@westfraser.com Website WestFraser.com Corporate Offices Corporate Headquarters 885 West Georgia Street, Suite 1500 Vancouver, British Columbia Canada V6C 3E8 Tel: (604) 895-2700 US Operations Office 57 Germantown Ct., Suite 300 Cordova, TN, USA, 38018-4274 Tel: (901) 620-4200 Fax: (901) 620-4204 Canadian Operations Office 1250 Brownmiller Road, Quesnel British Columbia Canada V2J 6P5 Tel: (250) 992-9244 Fax: (250) 992-9233 Cowie Regional Office Station Road Cowie, Stirlingshire Scotland FK7 7BQ Tel: +44 (0) 1786-812921 Fax: +44 (0) 1786-817143 Sales Offices Canadian Lumber, MDF, LVL 1250 Brownmiller Road, Quesnel British Columbia Canada V2J 6P5 Tel: (250) 992-9254 Fax: (250) 992-3034 Canadian Export Lumber & Pulp 885 West Georgia Street, Suite 1500 Vancouver, British Columbia Canada V6C 3E8 Tel: (604) 895-2700 Fax: (604) 895-2976 SYP Lumber 57 Germantown Ct., Suite 300 Cordova, TN, USA, 38018-4274 Tel: (901) 620-4200 Fax: (901) 620-4204 OSB & Plywood One Toronto Street, Suite 600 Toronto, Ontario Canada M5C 2W4 Tel: (416) 365-0705 Operations Canadian Operations Canadian Lumber, Pulp, Plywood, MDF & LVL 1250 Brownmiller Road, Quesnel British Columbia Canada V2J 6P5 Tel: (250) 992-9244 Fax: (250) 992-9233 US Operations SYP Lumber & OSB 57 Germantown Ct., Suite 300 Cordova, TN, USA, 38018-4274 Tel: (901) 620-4200 Fax: (901) 620-4204 Greenville 511 Rhett Street, Suite 1A Greenville, SC, USA, 29601 Tel: (864) 412-0827 European Operations Station Road Cowie, Stirlingshire Scotland FK7 7BQ Tel: +44 (0) 1786 812921

West Fraser Timber Co. Ltd. 604.895.2700 WestFraser.com Cover photo: New Boston lumber division located in New Boston, Texas, United States.